FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Financial Report for the period January — June 2008	88

Review Report
TELEFÓNICA, S.A. AND SUBSIDIARIES
Consolidated Condensed Interim Financial Statements
for the six-month period ended
June 30, 2008

Ernst & Young, S.L. Torre Picasso Plaza Pablo Ruiz Picasso, 1 28020 Madrid Tel.: 902 365 456 Fax: 915 727 300 www.ey.com/es
REPORT ON REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 14)
To the Shareholders of Telefónica, S.A., at the request of Management
1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the balance sheet at June 30, 2008, the income statement, the cash flow statement, the statement of recognized income and expense, and selected explanatory notes, all of which have been consolidated, for the six-month period then ended. It is the Parent Company’s directors’ responsibility to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.
2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity”. A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. A review is substantially less in scope than an audit and therefore, does not enable us to obtain assurance that we have become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.
3. As explained in the Note 2 of the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2007.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749, Libro O, Folio 215, Sección 8,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

4. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying condensed consolidated interim financial statements for the six-month period ended June 30, 2008 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting”, as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation condensed interim financial statements.
5. The accompanying interim consolidated management report for the six-month period ended June 30, 2008 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended June 30, 2008. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.
6. This report has been prepared at the request of Management of the Parent Company with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, by Royal Decree 1362/2007, of October 19.

ERNST & YOUNG, S.L.

/s/ José Luis Perelli Alonso José Luis Perelli Alonso

July 30, 2008

TELEFÓNICA GROUP
INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS (CONDENSED ANNUAL ACCOUNTS)
AND INTERIM CONSOLIDATED MANAGEMENT REPORT FOR
THE SIX MONTHS ENDED JUNE 30, 2008

INTERIM CONSOLIDATED BALANCE SHEET

		UNAUDITED	AUDITED
Millions of euros	Note	06/30/2008	12/31/2007
A) NON-CURRENT ASSETS		84,701	87,395

Intangible assets	6	17,379	18,320
Goodwill	6	19,627	19,770
Property, plant and equipment	6	31,773	32,460
Investment properties		8	9
Investments in associates	7	3,027	3,188
Non-current financial assets	9	5,315	5,819
Deferred tax assets		7,572	7,829

B) CURRENT ASSETS		19,166	18,478

Inventories		1,121	987
Trade and other receivables		10,251	9,662
Current financial assets	9	1,736	1,622
Tax receivables		987	1,010
Cash and cash equivalents	9	4,946	5,065
Non-current assets held for sale		125	132

TOTAL ASSETS (A + B)		103,867	105,873

A) EQUITY	8	21,283	22,855

Equity attributable to equity holders of the parent	8	18,377	20,125
Minority interests	8	2,906	2,730

B) NON-CURRENT LIABILITIES		58,274	58,044

Interest-bearing debt	9	46,268	46,942
Trade and other payables		1,041	1,015
Deferred tax liabilities		5,314	3,926
Provisions		5,651	6,161

C) CURRENT LIABILITIES		24,310	24,974

Interest-bearing debt	9	6,796	6,986
Trade and other payables		13,799	14,556
Current tax payables		2,513	2,157
Provisions		1,202	1,275

TOTAL EQUITY AND LIABILITIES (A+B+C)		103,867	105,873

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated balance sheet.

INTERIM CONSOLIDATED INCOME STATEMENT

		Six months ended June 30
Unaudited (Millions of euros)	Note	2008	2007
Revenues from operations	5	28,149	27,826
Other income		908	1,773
Supplies		(8,662)	(8,843)
Personnel expenses		(3,389)	(3,645)
Other expenses		(5,883)	(5,841)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION	5	11,123	11,270

Depreciation and amortization	5	(4,521)	(4,713)

OPERATING INCOME	5	6,602	6,557

Share of (loss) profit of associates		(4)	80

Finance income		425	342
Exchange gains		2,811	1,032
Finance expenses		(1,829)	(1,736)
Exchange losses		(2,795)	(1,075)
Net financial expenses		(1,388)	(1,437)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,210	5,200

Corporate income tax		(1,520)	(1,257)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		3,690	3,943

Profit after taxes from discontinued operations		—	—

PROFIT FOR THE PERIOD		3,690	3,943

Minority interests		(97)	(113)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,593	3,830

Basic and diluted earnings per share for continuing operations attributable to equity holders of the parent (euros)		0.767	0.799

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated income statement.

INTERIM CONSOLIDATED CASH FLOW STATEMENT

	Six months ended June 30
Unaudited (Millions of euros)	2008	2007
Cash received from customers	33,566	31,670
Cash paid to suppliers and employees	(24,318)	(22,551)
Dividends received	83	116
Net interest and other financial expenses paid	(1,819)	(1,756)
Taxes paid	(629)	(772)
Net cash from operating activities	6,883	6,707

Proceeds on disposals of property, plant and equipment and intangible assets	65	79
Payments on investments in property, plant and equipment and intangible assets	(3,767)	(3,617)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	683	3,032
Payments on investments in companies, net of cash and cash equivalents acquired	(206)	(223)
Proceeds on financial investments not included under cash equivalents	17	3
Payments made on financial investments not included under cash equivalents	(63)	(42)
Interest received	48	167
Capital grants received	2	25
Net cash flows used in investing activities	(3,221)	(576)

Dividends paid	(1,915)	(1,522)
Operations with equity holders	(1,150)	(1,460)
Proceeds on issue of debentures and bonds	1,306	2,266
Proceeds on loans, credits and promissory notes	4,846	2,883
Cancellation of debentures and bonds	(548)	(1,562)
Repayments of loans, credits and promissory notes	(6,250)	(6,407)

Net cash flow used in financing activities	(3,711)	(5,802)

Effect of foreign exchange rate changes on collections and payments	(86)	(54)

Effect of changes in consolidation methods and other non-monetary effects	16	(67)

Net (decrease)/increase in cash and cash equivalents during the period	(119)	208

Cash and cash equivalents at January 1	5,065	3,792

CASH AND CASH EQUIVALENTS AT JUNE 30	4,946	4,000

Reconciliation of cash and cash equivalents with the balance sheet

BALANCE AT JANUARY 1	5,065	3,792

Cash on hand and at banks	2,820	2,375

Other cash equivalents	2,245	1,417

BALANCE AT JUNE 30	4,946	4,000

Cash on hand and at banks	2,557	2,349

Other cash equivalents	2,389	1,651

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated cash flow statement.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN RECOGNIZED INCOME AND EXPENSE

	Six months ended June 30
Unaudited (Millions of euros)	2008	2007
(Loss) gain on available-for-sale investments	(489)	204
Gains on hedges	328	406
Translation differences	(752)	126

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	6	—
Share of income (loss) directly recognized in equity of associates	(87)	4
Tax effect of items recognized directly in equity	(65)	(165)

Net (loss) income recognized directly in equity	(1,059)	575

Profit for the period	3,690	3,943

Total income and expense recognized in the period	2,631	4,518

Attributable to:
Equity holders of the parent	2,427	4,411
Minority interests	204	107

	2,631	4,518

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated statement of recognized income and expense.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
(CONDENSED ANNUAL ACCOUNTS)
FOR THE SIX MONTHS ENDED JUNE 30, 2008.
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or the “Group”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or the “Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended June 30, 2008 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2006. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, they should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2007.

The accompanying interim financial statements were prepared by the Company’s Board of Directors at its meeting on July 30, 2008.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.

(3)	COMPARATIVE INFORMATION

Comparative data in the interim financial statements refer to the six-month periods ended June 30, 2008 and 2007, except the balance sheet, which presents data at June 30, 2008 and December 31, 2007.

Appendix I of the interim financial statements presents the main changes in consolidation scope occurring in the first half of 2008.

The main changes in scope in 2007 that could affect the comparative information are as follows:

In the first half of 2007, the Group solid its entire shareholding in Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale resulted in a gain of 1,296 million euros, recognized under “Other income” in the 2007 interim consolidated income statement.

With respect to seasonality, the historical performance of consolidated results shows minimal variations in the Group’s operations between the first and second half of the year.

(4)	ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial statements for the six-month period ended June 30, 2008 are consistent with those followed in the preparation of the 2007 consolidated annual financial statements except for the interpretation of the International Financial Reporting Interpretations Committee (IFRIC) 11 IFRS 2: Group and Treasury Share Transactions, applied from January 1, 2008. The adoption of this interpretation has not had a significant impact on the Group’s financial position in the initial period of application.

At the date of preparation of these interim consolidated financial statements, the following IFRIC interpretations, with effect on annual periods beginning on or after January 1, 2008, have been published by the International Accounting Standards Board (IASB) but not adopted by the European Union:

•	IFRIC 12: Service Concession Arrangements.

•	IFRIC 14: IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The Group is currently analyzing the impact of the application and estimates that the application of the aforementioned standards, amendments and interpretations will not have a material impact on the consolidated financial statements in the period of their initial application.

(5)	SEGMENT INFORMATION

The following table presents profit and capital expenditure information regarding the Group’s operating segments for the six months ended June 30, 2008 and 2007.
Six months ended June 30, 2008

	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	10,176	10,435	6,983	555	28,149

Inter-segment sales	155	96	23	(274)	—

Other operating income and expenses	(5,158)	(6,700)	(4,973)	(195)	(17,026)

OIBDA (*)	5,173	3,831	2,033	86	11,123

Depreciation and amortization	(1,140)	(1,781)	(1,541)	(59)	(4,521)

OPERATING INCOME	4,033	2,050	492	27	6,602

INVESTMENTS IN PP&E	1,051	1,499	856	44	3,450

Six months ended June 30, 2007

	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	10,104	9,542	7,046	1,134	27,826

Inter-segment sales	87	86	22	(195)	—

Other operating income and expenses	(5,468)	(6,237)	(3,968)	(883)	(16,556)

OIBDA (*)	4,723	3,391	3,100	56	11,270

Depreciation and amortization	(1,207)	(1,704)	(1,750)	(52)	(4,713)

OPERATING INCOME	3,516	1,687	1,350	4	6,557

INVESTMENTS IN PP&E	1,030	1,131	963	84	3,208

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each segment.

The following table compares segment assets, liabilities and investments in associates at June 30, 2008 and December 31, 2007.
At June 30, 2008

	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	91	65	—	2,871	3,027

NON-CURRENT ASSETS	14,329	22,893	30,363	1,194	68,779

TOTAL ALLOCATED ASSETS	35,967	37,591	36,372	(6,063)	103,867

TOTAL ALLOCATED LIABILITIES	25,372	22,100	7,891	27,221	82,584

At December 31, 2007

	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	95	70	—	3,023	3,188

NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550

TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873

TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

6)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2008 are as follows:

		Property, plant
Millions of euros	Intangible assets	and equipment	Total
Balance at December 31, 2007	18,320	32,460	50,780

Additions	720	2,730	3,450
Depreciation and amortization	(1,389)	(3,132)	(4,521)
Decreases	(12)	(221)	(233)
Changes in consolidation scope	22	126	148
Translation differences	(282)	(190)	(472)

Balance at June 30, 2008	17,379	31,773	49,152

The movement in “Goodwill” in the first half of 2008 is as follows:

Millions of euros	Goodwill
Balance at December 31, 2007	19,770

Additions	231
Translation differences	(374)

Balance at June 30, 2008	19,627

Noteworthy is the impact of translation differences on these three headings caused by fluctuations in the exchange rates of currencies, primarily pound sterling, of the countries where the Group operates.

7)	RELATED PARTIES

Significant shareholders:

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), and their subsidiaries are as follows:

Revenue and expenses	Six months ended June 30
(Millions of euros)	2008	2007
Finance cost	23	19
Leases	4	—
Receipt of services	8	21
Other expenses	2	—

EXPENSES	37	40

Finance revenue	38	10
Dividends received	15	14
Leases	—	4
Services rendered	116	125
Sale of goods (finished or in progress)	23	48

REVENUE	192	201

Other transactions	Six months ended June 30
(Millions of euros)	2008	2007
Finance arrangements: loans and capital contributions (lender)	1,378	1,098
Sale of PP&E, intangible or other assets	—	37
Finance arrangements: loans and capital contributions (loanee)	625	702
Finance leases (lessee)	15	15
Repayment or cancellation of loans and lease arrangements (lessee)	2	—
Guarantees and deposits given	18	49
Guarantees and deposits received	4	—
Dividends and other earnings distributed	232	185
Other transactions (derivatives)	7,442	4,496

Associates

The breakdown of amounts recognized in the consolidated balance sheet corresponding to associates is as follows:

Millions of euros	06/30/2008	12/31/2007
Investments in associates	3,027	3,188
Long-term loans to associates	76	75
Short-term loans to associates	46	45
Current payables to associates	59	84
The main transactions carried out with associates in the first half of 2008 and 2007 are as follows:

	Six months ended June 30
Millions of euros	2008	2007
Revenue from operations with associates	84	76
Expenses from operations with associates	239	164
Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., (VIVO Group) via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportionate method.

The contributions of Brasilcel, N.V. to the Telefónica Group’s consolidated balance sheet at June 30, 2008 and December 31, 2007 are as follows:

Millions of euros	06/30/2008	12/31/2007
Current assets	1,450	1,193
Non-current assets	5,049	4,358
Current liabilities	1,640	1,328
Non-current liabilities	1,009	644

In addition, the main contributions to operating results in the consolidated financial statements for the six-month period ended June 30, 2008 and 2007 are as follows:

	Six months ended June 30
Millions of euros	2008	2007
Revenue from operations	1,243	976
Expenses from operations	1,144	909
Directors’ and senior executives’ compensation and other information

The following table presents the compensation and other benefits paid to members of the Board of Directors in the first six months of 2008 and 2007 in accordance with the disclosure established in Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (la Comisión Nacional del Mercado de Valores) on interim financial reporting by issuers of securities.

Directors:

	Six months ended June 30
(Thousands of euros)	2008		2007
Fixed remuneration	4,638		4,554
Variable remuneration (3)	7,886		9,878
Attendance fees	108		111
Other (2)	831		747

TOTAL	13,463	(1)	15,290

(1)
In addition, Mr. Antonio Viana-Baptista, who stepped down from his executive duties on January 31, 2008, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998.

Also in the first half of 2008, he received other remuneration fixed, variable, in kind and other- amounting to 3,289,971 euros (including the long-term incentive he was entitled to receive in 2008 and which accrued during the previous three years, as well as the settlement of accrued credits and similar receivable).

(2)
“Other” includes amounts paid for: (i) medical and dental insurance; (ii) fees for membership to the Catalonia, Andalusia and Valencia advisory committees; and (iii) contributions by the Telefónica Group to the Pension Plan for Managers (Retirement Plan).

(3)
“Variable compensation” in the first half of 2008 includes an additional variable payment compared to 2007 related to the Extraordinary Cash Incentive Program, for which payment (carried out in March 2008) was tied to meeting certain targets and operating and business metrics established for the entire Group for 2005-2007.

Other directors’ benefits:

	Six months ended June 30
(Thousands of euros)	2008	2007
Pension plans and funds: contributions	19	16
Life insurance premiums	90	30

TOTAL	109	46

The following table presents the total remuneration (including the Extraordinary Cash Incentive Program indicated in Note 3) received by the Company’s senior executives (excluding those who are also members of the Board of Directors) in the first six months of 2008 (six executives) and 2007 (four executives).

Senior executives:

	Six months ended June 30
(Thousands of euros)	2008	2007
Total remuneration received by senior executives	10,582	3,407

8)	EQUITY

The detail and movements in equity accounts in the six-month periods ended June 30, 2008 and 2007 are as follows:

	Attributable to equity holders of the parent
			Share	Legal	Revaluation	Treasury	Retained	Translation		Minority
Millions of euros	No. of shares	Share capital	premium	reserve	reserve	shares	earnings	differences	Total	interests	Total equity
Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855

Dividends paid	—	—	—	—	—	—	(1,869)	—	(1,869)	(227)	(2,096)
Net movement in treasury shares	—	—	1,074	—	—	(2,088)	(232)	—	(1,246)	—	(1,246)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	155	155
Income and expense recognized in the period	—	—	—	—	—	—	3,291	(864)	2,427	204	2,631
Other movements	—	—	—	—	—	—	(1,060)	—	(1,060)	44	(1,016)

Balance at June 30, 2008	4,773,496,485	4,773	1,596	984	180	(2,320)	13,931	(767)	18,377	2,906	21,283

Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001

Dividends paid	—	—	—	—	—	—	(1,425)	—	(1,425)	(228)	(1,653)
Capital decrease	(147,633,912)	(148)	(2,054)	—	—	2,202	—	—	—	—	—
Net movement in treasury shares	—	—	656	—	—	(1,997)	(138)	—	(1,479)	—	(1,479)
Income and expense recognized in the period	—	—	—	—	—	—	4,278	133	4,411	107	4,518
Other movements	—	—	—	—	—	—	(119)	—	(119)	(18)	(137)

Balance at June 30, 2007	4,773,496,485	4,773	1,471	984	1,358	(124)	8,447	1,657	18,566	2,684	21,250

Other movements in retained earnings

To December 31, 2007, the declines in the equity of investees related to fluctuations in their functional currencies (foreign currency translation losses) led in some cases to tax deductions on declines in equity investments for the owners of the investment, which were shown net of translation differences. The application of the New Spanish General Chart of Accounts from January 1, 2008 entailed changes in the accounting and tax treatment of the declines in equity investments in subsidiaries. In the presentation of consolidated financial statements, this basically meant the elimination of most of these tax deductions.

The impact has been recognized in the related heading (“Translation differences”) as it arose from a change in legislation. However, it has been transferred to “Retained earnings” as the translation differences were prior to January 1, 2004, the IFRS transition date and were restated to this heading in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards.

Dividends

The following dividends were paid in the first half of 2008 and 2007:

	Six months ended June 30, 2008			Six months ended June 30, 2007
	%	Euros per	Amount	%	Euros per	Amount
Millions of euros	of nominal	share	paid	of nominal	share	paid
Dividends charged to voluntary reserves	40%	0.40	1,869	30%	0.30	1,425
Treasury shares

The following transactions were carried out involving treasury shares in the first half of 2008 and 2007:

	Number of	Millions of
	shares	euros
Treasury shares at December 31, 2006	75,632,559

Acquisitions	110,952,726	1,708
Disposals	(11,730,005)	(162)
Share Cancellation	(147,633,912)	(2,202)

Treasury shares at June 30, 2007	27,221,368

	Number of	Millions of
	shares	euros
Treasury shares at December 31, 2007	64,471,368

Acquisitions	62,216,603	1,155
Disposals	(68,759)	(1)

Treasury shares at June 30, 2008	126,619,212

At June 30, 2008 and 2007, the Group held options on 35.56 and 19 million Telefónica, S.A. shares, respectively.

At the General Shareholders’ Meeting of Telefónica, S.A. on April 22, 2008 an agreement was reached to reduce capital by means of the cancellation of 68,500,000 treasury shares. This capital decrease was formally carried out on July 18, 2008 (see Note 13).

9)	FINANCIAL ASSETS AND LIABILITIES

The breakdown of the Telefónica Group’s financial assets and liabilities by category at June 30, 2008 and December 31, 2007 is as follows:

	At June 30, 2008
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
Millions of euros	trading	option	sale	cost	Hedges	amount
Non-current financial assets	1,070	205	1,973	1,135	932	5,315

Investments	—	3	1,241	—	—	1,244
Long-term credits	16	202	732	464	—	1,414
Long-term prepayments	—	—	—	92	—	92
Deposits and guarantees	—	—	—	967	—	967
Derivative instruments	1,054	—	—	—	932	1,986
Provisions	—	—	—	(388)	—	(388)

Current financial assets	247	163	303	5,853	116	6,682

Short-term investments	20	—	223	374	—	617
Short-term credits	7	—	65	441	—	513
Deposits and guarantees	—	—	—	133	—	133
Derivative instruments	220	—	—	—	116	336
Provisions	—	—	—	(37)	—	(37)
Cash and cash equivalents	—	—	9	4,937	—	4,946
Other financial assets	—	163	6	5	—	174

Total financial assets	1,317	368	2,276	6,988	1,048	11,997

	At June 30, 2008
	Fair value through profit
	or loss				Total
	Held for	Fair value	Amortized		carrying
Millions of euros	trading	option	cost	Hedges	amount
Non-current financial liabilities	581	—	43,176	2,511	46,268

Interest-bearing debt	—	—	17,601	—	17,601
Issues	—	—	25,375	—	25,375
Derivatives	581	—	—	2,511	3,092
Other financial liabilities	—	—	200	—	200

Current financial liabilities	126	—	6,169	501	6,796

Interest-bearing debt	—	—	2,232	—	2,232
Issues	—	—	3,937	—	3,937
Derivatives	126	—	—	501	627
Other financial liabilities	—	—	—	—	—

Total financial liabilities	707	—	49,345	3,012	53,064

	At December 31, 2007
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
Millions of euros	trading	option	sale	cost	Hedges	amount
Non-current financial assets	525	52	2,701	1,461	1,080	5,819

Investments	122	—	2,113	—	—	2,235
Long-term credits	—	52	588	932	—	1,572
Long-term prepayments	—	—	—	97	—	97
Deposits and guarantees	—	—	—	813	—	813
Derivative instruments	403	—	—	—	1,080	1,483
Provisions	—	—	—	(381)	—	(381)

Current financial assets	151	284	6	6,187	59	6,687

Short-term investments	—	—	—	768	—	768
Short-term credits	—	—	—	210	—	210
Deposits and guarantees	—	—	—	224	—	224
Derivative instruments	151	—	—	—	59	210
Provisions	—	—	—	(90)	—	(90)
Cash and cash equivalents	—	—	—	5,065	—	5,065
Other financial assets	—	284	6	10	—	300

Total financial assets	676	336	2,707	7,648	1,139	12,506

	At December 31, 2007
	Fair value through profit
	or loss				Total
	Held for	Fair value	Amortized		carrying
Millions of euros	trading	option	cost	Hedges	amount
Non-current financial liabilities	109	—	44,626	2,207	46,942

Interest-bearing debt	—	—	17,753	—	17,753
Issues	—	—	26,667	—	26,667
Derivatives	109	—	—	2,207	2,316
Other financial liabilities	—	—	206	—	206

Current financial liabilities	183	—	6,459	344	6,986

Interest-bearing debt	—	—	3,069	—	3,069
Issues	—	—	3,390	—	3,390
Derivatives	183	—	—	344	527
Other financial liabilities	—	—	—	—	—

Total financial liabilities	292	—	51,085	2,551	53,928

The change in “Available-for-sale assets” mainly relates to the changes in the fair values of these investments and the disposal of the investment in Sogecable, S.A., after the take over bid launched by Prisa Group over this company.

The result before taxes obtained in this disposal amounts to 143 million euros recognized under “Other income” in the interim consolidated income statement for the six months ended June 30, 2008.

The movements in the Group’s issues in the six-month periods ended June 30, 2008 and 2007 are as follows:

	Balance at		Repurchases	Exchange-rate	Balance at
Issues (Millions of euros)	12/31/2007	Issues	or redemptions	effects and other	06/30/2008
Debt securities issued in a EU Member State requiring the registry of a prospectus	17,674	3,850	(3,560)	(560)	17,404

Debt securities issued in a EU Member State not requiring the registry of a prospectus	172	—	—	(10)	162
Other debt securities issued outside an EU Member State	12,211	68	(14)	(519)	11,746

TOTAL	30,057	3,918	(3,574)	(1,089)	29,312

	Balance at		Repurchases	Exchange-rate	Balance at
Issues (Millions of euros)	12/31/2006	Issues	or redemptions	effects and other	06/30/2007
Debt securities issued in a EU Member State requiring the registry of a prospectus	17,938	3,920	(3,726)	(534)	17,598

Debt securities issued in a EU Member State not requiring the registry of a prospectus	181	—	—	(3)	178
Other debt securities issued outside an EU Member State	11,023	46	(64)	(317)	10,688

TOTAL	29,142	3,966	(3,790)	(854)	28,464

The description of the conditions of the main issues or redemptions in the first half of 2008 is as follows:

Name of	ISIN	Issue/	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
issuer	code	cancellation	security	date	amount	currency	balance	rate	market
T. Emisiones, S.A.	XS0368055959	Issue	Bond	6/12/2008	1,250	EUR	1,230	5.580%	London
T. Europe B.V.	Misc.	Issue	Commercial paper	Misc.	2,140	EUR	892	4.600%	N/A
T. Europe B.V.	Misc.	Cancellation	Commercial paper	Misc.	(2,165)	EUR	—	4.551%	N/A
Telefónica, S.A.	Misc.	Cancellation	Promissory note	Misc.	(274)	EUR	—	4.217%	AIAF
Telefónica, S.A.	Misc.	Issue	Promissory note	Misc.	460	EUR	478	4.772%	AIAF
Telefónica, S.A.	Misc.	Cancellation	Promissory note	Misc.	(575)	EUR	—	6.236%	AIAF
Telefónica, S.A.	XS0368055959	Cancellation	Bond	3/3/1998	(421)	EUR	—	4.840%	AIAF
All these issues are rating Baa1/BBB+/BBB+.

10)	AVERAGE NUMBER OF GROUP EMPLOYEES

The Group’s average headcount in the first half of 2008 and 2007 is as follows:

Average number of employees	At June 30, 2008	At June 30, 2007
Men	124,211	123,871
Women	125,674	116,960

Total	249,885	240,831

11)	INCOME TAX

The comparison of the accompanying six month income statements shows an increase in the income tax expense for the first half of 2008 relative to the same period the year before.

The annual change in the effective tax rate is affected by changes in the tax rates applicable in the various countries where the Telefónica Group operated in the second half of 2007. The main decreases were registered in the tax rates in Spain, from 32.5% in 2007 to 30% from January 1, 2008, in the UK from 30% to 28% in 2008, in Germany from 38.6% to 29.8% and in the Czech Republic from 24% to 21% in 2008. In the Czech Republic the tax rate will be further reduced to 20% in 2009 and to 19% in 2010.

Finally, the comparability of the tax burden between the periods is affected by the recognition of expenses and revenues related to capital gains and losses and provisions giving rise to temporary and permanent differences in the calculation of income tax expense and the related impact on the tax burden.

On June 27, 2006, a tax audit was initiated at some of the Spanish subsidiaries included in the Telefonica Consolidated tax group 24/90 in which Telefonica, S.A. is the holding company. The audits of the group’s income tax returns covered the fiscal years 2001 to 2004 and the audits of the group’s returns value-added tax, personnel taxes, property taxes, and foreign income taxes related to fiscal years 2002 to 2004.

The procedures related to the audit of the Group’s income tax returns were finalized on May 20, 2008 and the formal notification of the audit’s final assessment was received on July 4, 2008. The Group has initiated procedures with the Central Administrative Economic Court to dispute the conclusions of the tax audit as we consider the tax returns to have been prepared in accordance with the applicable tax legislation. Therefore, we have not reflected any liability for this issue in our financial statements.

Related to the other tax audits, no material liability has been recognized or is expected to be recognized in the future.

12)	OTHER INFORMATION
a.	Litigation

With regard to ongoing litigation, the main developments in the first six months of 2008 in the litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2007 are as follows:

•	Claim at the ICSID

As the period envisaged in the memorandum of understanding once again expired, Telefónica, S.A. has requested an additional six-month extension starting on April 7, 2008, which was approved by the ICSID Arbitration Court.

•	Proceeding initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office (CTO) dated December 22, 2003 (Reference nº 27865/2003-603/IV).

Regarding the request by T-Mobile before Prague District Court 3 to execute the ruling of December 23, 2003 entailing an amount of 1,859.28 million Czech crowns (in principal and interest) and in order to pre-empt the impact of a potential execution and lift the precautionary embargo on Telefónica O2 Czech Republic’s assets, this company paid the amount. Nonetheless, the procedure is still in the courts. Telefónica O2 Czech Republic considers that there are sufficient guarantees that a ruling in its favor will be issued.

b.	Commitments

The main developments in the first six months of 2008 in the commitments reported in Note 21.b to the consolidated financial statements for the year ended December 31, 2007 are as follows:

•	Guarantees provided for Ipse 2000 (Italy)

The Telefónica Group has provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy) in which it owns an indirect stake through Solivella, B.V. for the 365 million euros payable to the Italian government in connection with the grant of the license.

Telefónica, S.A. (together with the other strategic partners of Ipse 2000, S.p.A.) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

In the wake of the decision by the Italian government to revoke the UMTS license granted to IPSE, the Company, in defense of its interests, filed a series of civil and administrative suits. These cases were held during the first half of 2008, with all the rulings going against IPSE 2000. The company is currently deciding which strategy to adopt to enforce these commitments.

The contingencies arising from the commitments described above were evaluated in the preparation of the interim condensed consolidated financial statements at June 30, 2008, as described in the consolidated financial statements for the year ended December 31, 2007, and the provisions recorded with respect to the commitments taken as a whole are not material.

13)	EVENTS AFTER THE BALANCE SHEET DATE

The following events affecting the Group took place between the date of the accompanying interim consolidated financial statements and July 30, 2008:

At the General Shareholders Meeting held on April 22, 2008 was approved the reduction of Telefónica, S.A.´s Share Capital by cancelling share of our treasury stock.

The deed formalizing the Board of Director’s resolution to reduce capital by 4,704,996,485 euros through the cancellation of 68,500,000 shares of our treasury stock was executed on July 15, 2008 and inscribed in the Madrid Mercantile Register on July 18, 2008.

14)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These interim financial statements are presented on the basis of International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE SCOPE OF CONSOLIDATION
The main changes in the scope of consolidation in the first half of 2008 are as follows:
Telefónica Latin America
On April 3, 2008, pursuant to the terms of the purchase-sale agreement signed on August 2, 2007, after the appropriate administration authorizations were given, Vivo Participaçoes, S.A. (“VIVO”), a Brazilian company owned by Brasilcel, N.V. -50%-owned each by Telefónica, S.A. and Portugal Telecom SGPS- completed the acquisition of 53.90% of the voting stock and 4.27% of the preference shares of Telemig Celular Participaçoes, S.A., the parent company of Telemig Celular, S.A., the cellular operator in the state of Minas Gerais (Brazil). According to the terms of the agreement, the total acquisition price was 1,163 million reais (approximately 429 million euros). In addition, VIVO acquired the rights held by the seller, Telpart Participaçoes S.A. (“TELPART”), to subscribe to the remaining free shares of Telemig Celular Participaçoes S.A. for approximately 70 million reais (26 million euros). In May, Brazilian company Tele Centro Oeste IP, S.A., a wholly owned subsidiary of Vivo, S.A., bought 31.91% of the preferred shares of Telemig Celular Participaçoes, S.A. After these transactions, the Telefónica Group now owns, directly and indirectly, 13.46% of the Brazilian company’s share capital and consolidates the company using proportionate consolidation method.
Other companies
In March, Telco S.p.A., 42.3%-owned by Telefónica, acquired 121.5 million shares of Italian company Telecom Italia, representing 0.9% of its share capital, at a price of 1.23 euros per share, raising the participation to reach a direct ownership of 24.5% of the voting stock and 16.9% of the shares with dividend rights. The transaction entailed a total payment of 149.8 million euros.
As a result, the Telefónica Group indirectly holds 10.4% of Telecom Italia’s voting rights and 7.1% of its dividend rights. Telco, S.p.A. is included in the Telefónica Group’s consolidated financial statements by the equity method.

INTERIM CONSOLIDATED MANAGEMENT REPORT
TELEFÓNICA GROUP
Consolidated Results
Telefónica Group organizational restructuring by Regional Business Units: Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in accordance with the new regional and integrated management model, defines that the companies legal structure is not relevant for the presentation of the Telefónica Group financial information. In this sense, operating results of each regional business units are presented independently of their legal structure.
In line with this new structure, Telefónica Group has incorporated in Telefónica España and Telefónica Latinoamérica regional businesses units all the information corresponding to fixed, cellular, cable, Internet and Television businesses.
Likewise, Telefonica Europe includes Telefonica O2 UK, Telefonica O2 Germany, Telefonica O2 Ireland, Telefónica O2 Czech Republic and Telefonica O2 Slovakia results.
In the caption “Other companies and Eliminations” the Call Center Business together with other companies and eliminations in the consolidation process are included.
For the presentation of the reporting by regions, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group region.
From December 31, 2006 Group’s accesses have been reclassified, being fixed wireless accesses now included within the fixed telephony accesses. Till December 2007 fixed wireless accesses were included, depending on the country, in mobile or fixed accesses. As from January 1, 2008, the fixed wireless accesses include public telephones with this technology.
Additionally, in order to provide comparable information, Iberbanda’s accesses, a Telefónica España’s subsidiary, have been included in the total accesses of Telefónica Group effective from 31st December 2006.
Moreover, in Latinoamérica, year-on-year organic growth rates including Telemig results for the period April-June 2007 are provided, with the best comparable information available at the closing of this document.
In the first half of 2008 Telefónica Group’s results show significant organic1 growth rates excluding capital gains, consolidating the positive performance recorded in the first quarter of the year. These growth rates reflect the high diversification of the Group, both in terms of geographies and services, and its distinctive capacity to enhance Telefónica’s Group profitability through ongoing efforts to optimise costs and capture synergies through an integrated management.
Total accesses rose 15.2% compared to June 2007 to 245.1 million, due to the high commercial activity recorded across markets. This growth was underpinned by the increase in wireless (+19.0%), broadband (+25.1%) and pay TV (+57.4%) accesses.

[1]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

By type of access, Telefónica Group’s mobile accesses stood close to 182.7 million at the end of June, with around 15 million additional customers (+54.3% year-on-year) in the six-month period. The main contributors were Brazil (nearly 7 million customers, around 3 million stripping out the incorporation of Telemig in April 2008), Mexico (1.6 million), Peru (1.3 million) and Germany (1.1 million). In the second quarter of 2008, the Company had net adds of 11 million customers (7.0 million excluding Telemig), with a growth of 18.6% compared to the same period of 2007 excluding the incorporation of Telemig, despite the higher levels of penetration in our markets.
Retail Internet broadband accesses stood at close to 11.5 million, with a year-on-year rise of 25.1%, driven by the growing penetration of voice, ADSL and Pay TV bundles. These bundles are key to expand the broadband market and increase customer loyalty. Accesses in Spain reached over 5.0 million (+18.3% year-on-year), 5.5 million in Latin America (+26.1% year-on-year), and 917,000 in Europe (+69.7% year-on-year). Net adds in the first half of 2008 totalled 1.1 million accesses, of which 390,923 were in Spain, 489,981 in Latin America and 247,026 in Europe.
Pay TV accesses stood at over 2.0 million at end of the first half of the year, up 57.4% on the prior year, due to net adds of close to 280,000 accesses in the first half (+25.0% compared to the same period of 2007). The Company currently offers Pay TV services in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.
The expansion of the Group’s customer base and the increased usage led to revenues of 28,149 million euros in the first six months of 2008, for a year-on-year increase of 1.2%. Changes in the consolidation perimeter subtract 2.8 percentage points to revenue growth, while the impact of foreign exchange rates reduced the growth by another 2.8 percentage points. Year-on-year revenue growth was 1.2% in the April-June 2008 period.
In organic terms2, revenue growth stood at 6.7% for the six-month period, mainly driven by the significant increase in Telefónica Latinoamérica (4.3 percentage points contribution to growth) and, to a lesser degree, in Telefónica Europe (1.6 percentage points contribution in the half-year period). By concept, wireless service revenues, with a growing contribution of data services, along with wireline broadband and Pay TV, were the main organic revenue growth drivers.
In absolute terms, Telefónica Latinoamérica consolidated its position as the largest contributor to total Group revenue, with a weight of 37.4%. Telefónica España and Telefónica Europe accounted for 36.7% and 24.9% of the Telefónica Group’s total revenue, respectively.
Other operating income includes 114 million euros accounted for by Telefónica Europe in the first half of 2008 as a result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks have dissipated or have not materialised.
In the first half of 2008 Telefónica Group’s operating expenses totalled 17,846 million euros, 1.5% down year-on-year. Stripping out the effects of foreign exchange rates, operating expenses would be up 1.7%.
Supply costs in the first half of the year totalled 8,662 million euros, down 2.0% year-on-year. Stripping out the impact of foreign exchange rates, supply costs would have risen 2.0%, mainly due to higher interconnection expenses and circuit and infrastructure rentals in Telefónica Latinoamérica and Telefónica O2 UK.

[2]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

Personnel expenses fell 7.0% year-on-year to 3,389 million in the first half of 2008 (-5.0% in constant euros). This reduction is primarily due to restructuring expenses booked in the first half of 2007 (256 million euros). The average number of employees in the period was 249,885, 9,054 more than the prior year, due to increased workforce at the Atento Group. Excluding the Atento Group workforce, the average headcount at the Telefónica Group fell by 3,718 from June 2007, to 124,481 employees.
External service expenses (4,941 million euros in the firs half of 2008) rose 3.1% year-on-year (+5.9% in constant currency), mainly due to higher expenses in Telefónica Latinoamérica, primarily in Brazil, Chile and Venezuela, and to greater subscriber retention costs in Telefónica O2 UK and higher subscriber acquisition expenses in Telefónica O2 Germany.
Gain on sale of fixed assets totalled 237 million euros in the first half of 2008 and were mainly generated on the sale of the stake in Sogecable (143 million euros) and the Real State programmes of Telefónica España and Telefonica Europe. In the first half of 2007, capital gains of 1,296 million euros were recognised on the sale of Airwave.
Operating income before depreciation and amortisation (OIBDA) stood at 11,123 million euros for the first half of 2008, down 1.3% on the same period of 2007, due to recognition of the aforementioned capital gains on the sale of Airwave in the second quarter of 2007. These capital gains also explain the year-on-year change in OIBDA in the second quarter of 2008 (-6.8%).
In organic terms3, the rise in OIBDA in the first half of 2008 would be 1.5%. However, the organic4 growth in OIBDA excluding capital gains would have reached 12.0% in the first half of 2008, significantly above revenue growth (+5.3 percentage points), showing an outstanding acceleration with respect to the first quarter of the year (+8.2% to March). Telefónica Latinoamérica (+5.5 percentage points) and Telefónica España (+4.6 percentage points) are the main contributors to this growth.
In absolute terms, Telefónica España accounted for 46.5% of total Group OIBDA, while Telefónica Latinoamérica and Telefónica Europe contributed 34.4% and 18.3% to the total Group OIBDA, respectively.
OIBDA margin for January-June 2008 stood at 39.5% (compared to 40.5% in the prior year, due to capital gains on the sale of Airwave). In organic terms4 excluding capital gains, the OIBDA margin would be 38.2%, up 1.8 percentage points year-on-year, due to efficiency improvements and economies of scale in a context of high commercial activity.
Depreciation and amortisation in the first half of 2008 totalled 4,521 million euros, down 4.1% year-on-year. Telefónica Europe includes the amortisation of the purchase price allocation made following the O2 Group acquisition (351 million euros) and the Telefónica O2 Czech Republic acquisition (87 million euros). In organic terms3 the Telefónica Group’s depreciation and amortisation charges for the half-year fell 1.3% year-on-year, with Telefónica España and Telefónica Europe chiefly responsible for this decline.

[3]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

[4]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

Operating income (OI) totalled 6,602 million euros for the period from January to June 2008, with 0.7% year-on-year growth, due to recognition in 2007 of the aforementioned capital gains on the sale of Airwave. In organic terms5, growth in operating income would be 3.5%. Stripping out also impacts from capital gains (Sogecable and Airwave) year-on-year growth would stand at 24.0%.
Therefore, an acceleration in organic6 growth rates (excluding capital gains) is reflected along the different income statement items below revenues (revenues: +6.7%; OIBDA: +12.0% and operating income: +24.0%).
Net losses from associates (-4 million euros in the first half of 2008) are mainly due to lower profits from Portugal Telecom and losses on the Company’s interest in Telco SpA. In the same period of 2007 the Company recorded profits of 80 million euros for this concept, primarily from Portugal Telecom.
Cumulative financial expense totalled 1,388 million euros at June 2008, down 3.4% on the expense recognised in the same period of 2007, mainly due to the 11% decline in average debt, which has generated savings of 171 million euros. Nevertheless, this saving was offset by:
•	the higher average cost of Group debt: financing costs rose 107 million euros due to the interest rate hikes in non-Latin American currencies

•
the variations in present value of commitments derived from official redundancy programmes and other positions accounted for at market value, representing revenue of 22 million euros, which due to market volatility is 70 million euros lower than the cumulative at June 2007.

Cumulative financial expense at June 2008 represents an average cost of 5.96% of total average net debt, excluding any exchange rate gains or losses.
Free cash flow generated by the Telefónica Group in 2008 amounted 3,422 million euros of which 1,124 million euros were assigned to Telefonica’s share buyback program, 1,869 million euros to Telefónica S.A. dividend payment and 372 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial and real estate net divestments for the period amounted to 493 million euros (basically coming from the disposal of the Company’s stake in Sogecable and for the payment for the acquisition of Telemig), net financial debt decreased in 550 million euros. Also, net debt was reduced by an additional 761 million euros because of foreign exchange impact, changes in the consolidation perimeter and other effects on financial accounts. All this has been translated in a decrease of 1,311 million euros with respect to the net financial debt at the end of the fiscal year 2007 (45,284 million euros), leaving the net financial debt of the Telefónica Group at June 2008 at 43,973 million euros.

[5]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

[6]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

Leverage ratio (net debt/OIBDA) continues to fall to 2.0 times at June 2008, compared to 2.1 times at March 2008, thanks to both the reduction in net financial debt in the period and higher OIBDA. Net financial debt + commitments over OIBDA7 stood at 2.2 times, in line with the Company’s objectives.
In the first half of the year, the Telefónica Group’s financing activity, excluding short term Commercial Paper Programmes activity, stood at approximately 2,400 million euros. Financing activity was less intense than in previous periods due to the instability of the credit markets and the Group’s liquidity position. It is worth highlighting that in the last quarter of 2007 a number of facilities were signed with multilateral bodies and several financial institutions totalling 1,039 million euros, initially forecast for 2008.
Group’s financing activity has been largely focused on Latin America and on issues under the Group’s short-term Commercial Paper Programmes. Nevertheless, in May 2008 Telefónica, S.A. launched a 1,250 million euro issue, taking advantage of a window opportunity of short-term improvement in the markets to strengthen its cash position. Furthermore, at the start of the year a loan for 75 million euros was signed with the European Investment Bank (EIB) through Telefónica Finanzas, S.A. a fully controlled subsidiary of Telefónica, S.A.
In this first half of the year, Telefónica S.A. and its holding companies remained active under its various Commercial Paper Programmes (domestic and European), for an outstanding balance of 1,783 million euros, 17% lower than 31 December 2007 figure. Spreads have been kept despite adverse market conditions.
During the first half of 2008, Latin American subsidiaries tapped the financial markets for 1,045 million euros, mainly to renew existing debt.
As a result of the Telefónica Group’s activity in capital markets and refinancing debt with credit entities in recent months, the breakdown of consolidated financial debt is 59% bonds and debentures and 41% debt with financial institutions.
The tax provision for the first half of the year totalled 1,520 million euros, implying a tax rate of 29.2%. However, the Telefónica Group’s cash outflow is being lower in 2008 as lower negative tax bases from past periods together with unused fiscal deductions are compensated.
Minority interests fell by 14.3% year-on-year and reduced cumulative net profit in the first half of 2008 by 97 million euros. Minority interests in Telesp and Telefónica O2 Czech Republic account for the bulk of profit attributable to minority interests in absolute terms.
As a result of the above, consolidated net income for the first half of 2008 amounted to 3,593 million euros, down 6.2% on the same period of 2007. This decrease is mainly due to the recognition in 2007 of capital gains on the sale of Airwave. Stripping out the impact of sale of assets (Airwave and Sogecable), net income at June 2008 would be up 29.0%.
Basic earnings per share stood at 0.767 euros for the half-year period.

[7]	Calculated based on June 2008 OIBDA, excluding results on the sale of fixed assets and annualized.

In the period from January to June 2008, CapEx amounted to 3,450 million euros, with operating cash flow (OIBDA-CapEx) at 7,673 million euros. By region, Telefónica España contributed 4,122 million euros, Telefónica Latinoamérica accounted for 2,332 million euros and Telefónica Europe contributed 1,177 million euros. Operating Cash Flow grew 12.9% year-on-year in organic terms excluding capital gains8.
The free cash flow per share stood at 0.731 euros in the first half of 2008, compared to 0.725 euros in the same period last year.
With respect to shareholder returns, the Company will pay a dividend of 1 euro per share on account of 2008 profits. In addition, from the start of the year to July 17 2008, the Company has executed 67.6% of its programme to buy back 100 million shares in 2008.
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - June
	2008	2007	% Chg
Final Clients Accesses	242,065.0	210,603.5	14.9
Fixed telephony accesses (1)	43,432.0	43,461.4	(0.1)
Internet and data accesses	13,924.1	12,335.0	12.9
Narrowband	2,314.6	3,022.0	(23.4)
Broadband (2)	11,448.1	9,152.6	25.1
Other (3)	161.4	160.4	0.7
Mobile accesses (4)	182,680.8	153,519.1	19.0
Pay TV	2,028.0	1,288.1	57.4

Wholesale Accesses	3,066.9	2,179.7	40.7
Unbundled loops	1,578.9	1,206.0	30.9
Shared ULL	683.6	664.5	2.9
Full ULL	895.4	541.5	65.3
Wholesale ADSL (5)	578.7	607.3	(4.7)
Other (6)	909.3	366.4	148.2

Total Accesses	245,131.9	212,783.2	15.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Remaining non-broadband final client circuits.

(4)	Includes accesses of Telemig from April 2008.

(5)	Includes Unbundled Lines by T. Deutschland.

(6)	Circuits for other operators.

Notes:

-	Iberbanda accesses are included from December 2006.

-
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.

[8]
Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	%Chg	2008	2007	%Chg
Revenues	28,149	27,826	1.2	14,253	14,079	1.2
Internal exp capitalized in fixed assets	353	337	4.6	185	184	0.6
Operating expenses	(17,846)	(18,124)	(1.5)	(9,068)	(9,296)	(2.5)
Supplies	(8,662)	(8,843)	(2.0)	(4,350)	(4,444)	(2.1)
Personnel expenses	(3,389)	(3,645)	(7.0)	(1,706)	(1,927)	(11.5)
Subcontracts	(4,941)	(4,794)	3.1	(2,554)	(2,487)	2.7
Bad Debt Provisions	(377)	(359)	5.2	(198)	(191)	3.4
Taxes	(476)	(483)	(1.4)	(261)	(246)	5.8
Other net operating income (expense)	237	(18)	C.S.	201	(55)	C.S.
Gain (loss) on sale of fixed assets	237	1,260	(81.2)	182	1,254	(85.5)
Impairment of goodwill and other assets	(8)	(11)	(30.5)	(6)	(3)	92.5
Operating income before D&A (OIBDA)	11,123	11,270	(1.3)	5,747	6,163	(6.8)
OIBDA margin	39.5%	40.5%	(1.0 p.p. )	40.3%	43.8%	(3.5 p.p. )
Depreciation and amortization	(4,521)	(4,713)	(4.1)	(2,245)	(2,317)	(3.1)
Operating income (OI)	6,602	6,557	0.7	3,503	3,846	(8.9)
Profit from associated companies	(4)	80	C.S.	(3)	46	C.S.
Net financial income (expense)	(1,388)	(1,437)	(3.4)	(621)	(670)	(7.3)
Income before taxes	5,210	5,200	0.2	2,879	3,222	(10.7)
Income taxes	(1,520)	(1,257)	20.9	(784)	(601)	30.4
Income from continuing operations	3,690	3,943	(6.4)	2,095	2,621	(20.1)
Income (Loss) from discontinued ops.	0	0	N.M.	(0)	0	C.S.
Minority interest	(97)	(113)	(14.3)	(40)	(48)	(16.5)
Net income	3,593	3,830	(6.2)	2,055	2,573	(20.2)
Weighted average number of ordinary shares outstanding during the period (millions)	4,683.0	4,793.6	(2.3)	4,669.2	4,759.3	(1.9)
Basic earnings per share (euros)	0.767	0.799	(4.0)	0.440	0.541	(18.6)
Notes:

-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period. Excluding the impact of asset disposals (Airwave and Sogecable) in both periods, net income grows 29.0% as of the end of June 2008.

-
Airwave and Endemol are not consolidated since the second and third quarter of 2007, respectively. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007.

-	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

-	Starting April 2008, Vivo consolidates Telemig.

-	Excluding the impact of asset disposals, organic OIBDA growth reaches 12.0% and organic OI growth reaches 24.0% in the period January-June 2008.

TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - June			January - June			January - June
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	Chg
Telefónica España (1)	10,331	10,191	1.4	5,173	4,723	9.5	50.1%	46.3%	3.7 p.p.
Telefónica Latinoamérica (2)	10,531	9,628	9.4	3,831	3,391	13.0	36.4%	35.2%	1.2 p.p.
Telefónica Europe (3)	7,006	7,068	(0.9)	2,033	3,100	(34.4)	29.0%	43.9%	(14.8 p.p.	)
Other companies and eliminations (4)	281	939	(70.0)	86	56	52.7	N.M.	N.M.	N.M.
Total Group (1)(2)(3)(4)	28,149	27,826	1.2	11,123	11,270	(1.3)	39.5%	40.5%	(1.0 p.p.	)

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January - June			January - June			January - June
	2008	2007	% Chg	2008	2007	% Chg	2008	2007	% Chg
Telefónica España	4,033	3,516	14.7	1,051	1,030	2.0	4,122	3,693	11.6
Telefónica Latinoamérica (2)	2,050	1,687	21.5	1,499	1,131	32.5	2,332	2,260	3.2
Telefónica Europe (3)	492	1,350	(63.5)	856	963	(11.1)	1,177	2,137	(44.9)
Other companies and eliminations (4)	27	4	N.M.	44	84	(47.5)	42	(28)	C.S.
Total Group (2)(3)(4)	6,602	6,557	0.7	3,450	3,208	7.5	7,673	8,062	(4.8)
Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	CapEx at cumulative average exchange rate.

(1)
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

(2)	Starting April 2008, Vivo consolidates Telemig.

(3)	Airwave is not consolidated since the second quarter of 2007 (the disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007).

(4)	Endemol is not consolidated since the third quarter of 2007. Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	June 2008	Dec 2007	% Chg
Non-current assets	84,701	87,395	(3.1)
Intangible assets	17,379	18,320	(5.1)
Goodwill	19,627	19,770	(0.7)
Property, plant and equipment and Investment property	31,781	32,469	(2.1)
Long-term financial assets and other non-current assets	8,342	9,007	(7.4)
Deferred tax assets	7,572	7,829	(3.3)
Current assets	19,166	18,478	3.7
Inventories	1,121	987	13.6
Trade and other receivables	10,251	9,662	6.1
Current tax receivable	987	1,010	(2.3)
Short-term financial investments	1,736	1,622	7.1
Cash and cash equivalents	4,946	5,065	(2.4)
Non-current assets classified as held for sale	125	132	(5.6)

Total Assets = Total Equity and Liabilities	103,867	105,873	(1.9)

Equity	21,283	22,855	(6.9)
Equity attributable to equity holders of the parent	18,377	20,125	(8.7)
Minority interest	2,906	2,730	6.4
Non-current liabilities	58,274	58,044	0.4
Long-term financial debt	46,268	46,942	(1.4)
Deferred tax liabilities	5,314	3,926	35.4
Long-term provisions	5,651	6,161	(8.3)
Other long-term liabilities	1,041	1,015	2.5
Current liabilities	24,310	24,974	(2.7)
Short-term financial debt	6,796	6,986	(2.7)
Trade and other payables	8,575	8,729	(1.8)
Current tax payable	2,513	2,157	16.5
Short-term provisions and other liabilities	6,426	7,102	(9.5)

Financial Data

Net Financial Debt (1)	43,973	45,284	(2.9)

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments — Cash and cash equivalents — Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - June
		2008	2007	% Chg
I	Cash flows from operations	9,249	9,143	1.2
II	Net interest payment (1)	(1,735)	(1,640)
III	Payment for income tax	(629)	(772)
A=I+II+III	Net cash provided by operating activities	6,885	6,731	2.3
B	Payment for investment in fixed and intangible assets	(3,763)	(3,557)
C=A+B	Net free cash flow after CapEx	3,122	3,174	(1.7)
D	Net Cash received from sale of Real Estate	62	19
E	Net payment for financial investment	431	2,770
F	Net payment for dividends and treasury stock (2)	(3,065)	(2,982)
G=C+D+E+F	Free cash flow after dividends	550	2,981
H	Effects of exchange rate changes on net financial debt	(285)	173
I	Effects on net financial debt of changes in consolid. and others	(476)	(118)
J	Net financial debt at beginning of period	45,284	52,145
K=J-G+H+I	Net financial debt at end of period	43,973	49,219

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.

(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - June
	2008	2007	% Chg
OIBDA	11,123	11,270	(1.3)
- CapEx accrued during the period	(3,450)	(3,208)
- Payments related to commitments	(372)	(400)
- Net interest payment	(1,735)	(1,640)
- Payment for income tax	(629)	(772)
- Results from the sale of fixed assets	(237)	(1,260)
- Investment in working capital and other deferred income and expenses	(1,578)	(816)
= Net Free Cash Flow after CapEx	3,122	3,174	(1.7)
+ Net Cash received from sale of Real Estate	62	19
- Net payment for financial investment	431	2,770
- Net payment for dividends and treasury stock	(3,065)	(2,982)
= Free Cash Flow after dividends	550	2,981	(81.6)
Note: The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

Unaudited figures (Euros in millions)

	January - June
	2008	2007
Net Free Cash Flow after CapEx	3,122	3,174
+ Payments related to cancellation of commitments	372	400
- Ordinary dividends payment to minoritaries	(72)	(98)
= Free Cash Flow	3,422	3,477
Weighted average number of ordinary shares outstanding during the period (millions)	4,683	4,794
= Free Cash Flow per share (euros)	0.731	0.725
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2008
	Long-term debt (1)	46,608
	Short term debt including current maturities	6,796
	Cash and Banks	(4,946)
	Short and Long-term financial investments (2)	(4,484)
A	Net Financial Debt	43,973
	Guarantees to IPSE 2000	365
B	Commitments related to guarantees	365
	Gross commitments related to workforce reduction (3)	4,825
	Value of associated Long-term assets (4)	(649)
	Taxes receivable (5)	(1,441)
C	Net commitments related to workforce reduction	2,735
A + B + C	Total Debt + Commitments	47,073

	Net Financial Debt / OIBDA (6)	2.0x
	Total Debt + Commitments/ OIBDA (6)	2.2x

(1)	Includes “long-term financial debt” and 340 million euros of “other long-term debt”.

(2)	Short-term investments and 2,748 million euros recorded under the caption of “financial assets and other long-term assets”.

(3)
Mainly in Spain. This amount is detailed in the caption “Provisions for Contingencies and Expenses” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Investment” of the Balance Sheet, section “Other Loans”. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on June 2008 OIBDA, excluding results on the sale of fixed assets and annualized.

DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2008
	EUR	LATAM	GBP	CZK	USD
Currency mix	63%	15%	11%	8%	3%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review
Moody’s	Baa1	P-2	Stable	3-May-07
S&P	BBB+	A-2	Positive	12-Nov-07
Fitch/IBCA	BBB+	F-2	Positive	29-Feb-08
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Jun 2008	Jan - Jun 2007	June 2008	December 2007
USA (US Dollar/Euro)	1.529	1.329	1.576	1.472
United Kingdom (Sterling/Euro)	0.774	0.675	0.792	0.733
Argentina (Argentinean Peso/Euro)	4.797	4.106	4.769	4.636
Brazil (Brazilian Real/Euro)	2.595	2.716	2.509	2.608
Czech Republic (Czech Crown/Euro)	25.207	28.143	23.895	26.620
Chile (Chilean Peso/Euro)	713.267	709.100	829.187	731.472
Colombia (Colombian Peso/Euro)	2,808.989	2,815.373	3,030.303	2,965.928
El Salvador (Colon/Euro)	13.379	11.629	13.793	12.881
Guatemala (Quetzal/Euro)	11.610	10.199	11.899	11.234
Mexico (Mexican Peso/Euro)	16.250	14.551	16.212	15.996
Nicaragua (Cordoba/Euro)	29.251	24.214	30.531	27.827
Peru (Peruvian Nuevo Sol/Euro)	4.360	4.227	4.673	4.409
Uruguay (Uruguayan Peso/Euro)	31.105	32.115	30.611	31.724
Venezuela (Bolivar/Euro)	3.287	2.857	3.389	3.165

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/June/08 and 31/Dec/07.

Information on risks and uncertainties
The most significant risks and uncertainties faced by the Group, which could affect its businesses, its financial position and its earnings are the following:
•	socio-political risks (country risk) linked to the Group’s major international presence, primarily in Latin America;

•	the impact that the economic and financial market conditions could have on Telefónica Group’s businesses at any time;

•	the possibility that the Group’s exposure to exchange rate and interest rate risk may not be managed effectively;

•	the highly competitive market in which the Group operates, and the constant technological development within the sector;

•	the possible adoption of regulatory measures and policies which could impact negatively on the Group’s businesses;

•	the conditions and limitations resulting from the provision of services under licences or concessions;

•
the adoption of certain regulatory policies that could affect the radio spectrum, which, along with the spectrum’s capacity constraints, could have a negative impact on the wireless telephony business;

•
the risk that certain changes in the economic, political, regulatory or business environment in which the Group operates could alter the estimates used in the valuation of its assets and require an eventual adjustment of these valuations.

Broader and more detailed information on the risks and uncertainties affecting the Telefónica Group’s business is available in the Company’s 2007 Management Report.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Telefónica España’s accesses totalled 47.0 million at the end of the first half of 2008, up 3.9% year-on-year. Underpinning this increase was the growth in wireless telephony (+5.1% year-on-year to over 23.2 million accesses) and in wireline, Internet broadband (+18.3% to over 5.0 million accesses).
Considering current operating environment, Telefónica España obtained solid first half 2008 results, showing the defensive profile of the company as well as the differential advantages of being an integrated operator. Thus, the better revenues performance of the wireline business -with a higher percentage of fixed revenues (60% of total revenues)-, offsets the greater impact of current environment in wireless voice usage; moreover, greater businesses integration enables a more efficient cost management and getting synergies.
Revenues grew 1.4% year-on-year in the first six months to 10,331 million euros, with year-on-year growth of 0.8% posted in the second quarter of 2008. In the first half of 2008, like-for-like revenue growth1 stands at 2.1%, after posting a 1.5% like-for-like growth in the second quarter.
Operating income before depreciation and amortisation (OIBDA) rose by 12.8% in the second quarter, to give a year-on-year growth of 9.5% in the first half of 2008 to 5,173 million euros, leaving an OIBDA margin of 50.1%. Excluding one-off effects2 accounted for in the first half of 2007 and 2008, OIBDA growth would stand at 2.0% in the quarter and at 2.4% in the year to date.
CapEx at Telefónica España totalled 1,051 million euros in the first half, with investment focused on growing the Broadband businesses and on optical fiber and 3G deployment.
Telefónica España generated operating cash flow (OIBDA-CapEx) of 4,122 million euros in the January-June 2008 period, posting a 11.6% year-on-year growth.
WIRELINE BUSINESS
The Spanish wireline access market grew by an estimated 1.9% year-on-year (June 2008 vs. June 2007).
The company’s wireline telephony accesses totalled 15.7 million at the end of June 2008 (-1.6% vs. June 2007) after registering a net loss of 172,028 lines in the second quarter of 2008 and 248,725 in the first six months of 2008, mainly related to loop unbundling and to an increase of competitive intensity in the market. Telefónica’s estimated share of the wireline access market stood at just below 79% at the end of the first half of 2008.
The number of pre-selected lines fell further, declining by 110,694 in the second quarter of 2008 and 179,242 in the first half to 1.6 million lines at the end of June.

[1]	Including the impact at T. España due to the new model for the public use telephony service (-67.9 million euros in January-June 2007).

[2]
Bad debt recovery amounting to 25 million euros accounted for in the first quarter of 2008, the 152 million euros fine imposed by the European Union during second quarter 2007, the January-June 2007 provision of 94 million euros associated with the redundancy programme, and Real Estate capital gains amounting to 68 million euros in January-June 2008 (8 million euros in same period 2007).

Telefónica España Wireline Business’ estimated share of traffic has remained stable over the last five quarters at around 65%.
Estimated net adds in the Spanish wireline broadband internet access market in the second quarter amounted to 0.3 million (-11.4% vs. the same period in 2007), a slight improvement on the previous quarter (-13.2%). Accordingly, at the end of June 2008 estimated size of the wireline broadband Internet access market topped 8.7 million accesses, up 17.4% on June 2007.
Telefónica’s retail Internet broadband accesses net adds totalled 169,098 in the second quarter and 390,923 in the first half of 2008 (-15.6% vs. net adds in the January-June 2007 period), resulting in an 18.3% year-on-year increase in accesses to over 5.0 million at the end of June 2008. The company remains market leader with an estimated share of over 57%.
The estimated share of unbundled loops in the broadband Internet access market remained at over 17%. Net adds in the second quarter amounted to 65,200 loops (-34.0% vs. the second quarter of 2007) and 178,706 in the year to date. Total unbundled loops amounted to more than 1.5 million, of which 44.6% (683,561) were shared access loops. The remainder 849,085 were fully unbundled loops (including 168,218 naked shared access loops). Fully unbundled loops grew by 136,623 in the quarter, of which 82,571 (60.4%) are naked shared access loops. Shared loops fell by 71,423 in the quarter (net loss).
The decline of the wholesale ADSL service eased due to the lower number of migrations to unbundled loops. In the wake of net second quarter losses of 16,969 accesses, total wholesale ADSL accesses amounted to 463,284 at the end of June, down 12.1% from June 2007.
In the pay TV business, Telefónica ‘s estimated market share stood at over 13% at the end of June 2008, with 22,513 new customers added in the second quarter (32,307 in the same period in 2007) and 65,471 in the first half of 2008. Pay TV customers totalled 576,558 (+27.9% year-on-year).
The total number of Duo and Trio bundles surpassed 4.2 million units at the end of June 2008. This means that more than 83% of the Company’s retail broadband accesses were part of a double or triple offer bundle at the end of June 2008.
Revenues totalled 6,213 million euros in the first half of 2008 (+1.1% year-on-year), with a 1.3% year-on-year growth posted in the second quarter. Growth in like-for-like terms3 was 2.2% in January-June 2008 and 2.5% in the second quarter.
•
Traditional access revenues fell by 0.3% year-on-year in the second quarter and amounted to 1,394 million euros in January-June 2008, a year-on-year increase of 0.3%. Revenue performance was led by the 2.0% rise in the PSTN line monthly fee, which offset the lower number of accesses to June.

•
The decline in voice service revenues slowed to 1.1% like-for-like[3] in the second quarter (-5.0% reported), maintaining the positive trend seen in previous quarters. These revenues fell by 1.6% in the first half vs. the same period a year earlier (-5.3% reported).

•	Growth in the second quarter of Internet and broadband revenues was similar to the rate in the first quarter (+10.2%), with first-half revenues rising 10.0% to 1,511 million euros.
•	Retail broadband service revenues grew 14.4% in the quarter and 14.2% in the first six months, contributing 2.7 percentage points to revenue growth at Telefónica España’s wireline business.

•
The lower wholesale broadband revenues (-4.3% in the quarter, -3.6% in the first half) reflect the tariff reductions applied since the start of the year and the decline in wholesale broadband accesses, which are partially offset by the revenue growth associated with the higher number of unbundled loops.

[3]	Including the impact at T. España due to the new model for the public use telephony service (-67.9 million euros in January-June 2007 in revenues and -89.7 million euros in voice service revenues).

•	Data service revenues grew +3.0% year-on-year in the first half (+3.3% year-on-year in the second quarter) to 585 million euros.

•	IT service revenues rose a noteworthy 6.0% in the quarter, and totalled 206 million euros in the first half, up 2.0% year-on-year.
Operating expenses totalled 3,299 million euros in the first half of 2008 (-4.8% year-on-year), having fallen by 6.1% in the second quarter. This decline is due to: i) the 2.8% decline in external service expenses to 671 million euros due to the new model for the PUT and call centres business; ii) the 1.7% fall in supply costs to 1,450 million euros due to lower interconnection, equipment purchasing and special projects costs; and iii) the 9.7% decline in personnel expenses to 1,050 million euros due to the lower average headcount in the period and the workforce reoganization expenses of 94 million euros in the second quarter of 2007 (zero workforce reoganization expenses accounted for in the first half of 2008) -stripping out the impact of workforce adaptation, personnel expenses would have fallen by 1.8% to June-; iv) the 17 million euro reduction in the bad debt provision following the bad debt recovery, booked in the first quarter. In like-for-like terms4, operating expenses would have declined by 2.9% in the first half and 4.1% in the second quarter.
Operating income before depreciation and amortisation (OIBDA) in the second quarter grew by a noteworthy 23.3% year-on-year, partly due to the lower provisions associated with the workforce restructuring programme and other special effects. Stripping out these impacts5, OIBDA growth would stand at 2.7%. OIBDA amounted to 3,045 million euros in the first half, up 15.9% year-on-year (+3.3% excluding one-off effects6).
The OIBDA margin stood at 47.5% in the quarter and 49.0% in the first half of 2008. Stripping out special effects6 accounted for in first half of 2007 and 2008, margin would increase by 0.5 percentage points to stand at at 47.6% in the January-June 2008 period.
CapEx amounted to 702 million euros in the first half of 2008, leaving operating cash flow (OIBDA-CapEx) of 2,343 million euros.
WIRELESS BUSINESS
The Spanish wireless market surpassed 51.9 million lines at the end of June 2008, with an estimated penetration rate of 113% (+7.0 percentage points higher vs. June 2007).
In this context, Telefónica España reported net adds of 217,060 lines in the second quarter of 2008 (289,006 in the second quarter of 2007) and continued to target higher value customers, reporting a solid 310,868 net contract gain (389,887 in the same period of 2007). Net adds in the first half of 2008 totalled 398,885 lines, highlighting the 616,101 contract adds achieved (776,860 in the same period of 2007).

[4]	Including the impact at T. España due to the new model for the public use telephony service.

[5]
94 million euros provision accounted for in the second quarter 2007 related to the Redundancy programme (zero in same period 2008), the 152 million euros European Union fine booked in the second quarter of 2007, and Real Estate capital gains of 1.3 million euros in the second quarter 2008 and 5.2 million euros in the second quarter 2007.

[6]
Real Estate capital gains (68 million euros in January-June 2008 and 8 million euros in same period 2007), bad debt recovery of 17 million euros in the first quarter of 2008, the 152 million euros European Union fine in the second quarter of 2007, 94 million euros provision accounted for in the January-June 2007 period related to the Redundancy programme (zero in same period 2008) and including the impact on revenues and expenses of the application of the new model for the PUT and call centres business.

At the end of June 2008 the customer base topped 23.2 million, up 5.1% year-on-year, underpinned by a 10.4% rise in contract customers, which now make up 61.4% of the total customer base (+2.9 percentage points vs. June 2007).
In terms of portability, Telefónica España’s wireless business achieved a positive balance of 14,798 customers in the second quarter (-6,871 year-to-date), also underpinned by the efforts made to capture higher-value customers. As a result, net contract gain in portability stood at 31,547 in the second quarter and 43,480 in January-June 2008.
Particularly noteworthy was the solid churn performance, which remained virtually unchanged vs. 2007 both in the second quarter and the first half at 1.8%, despite increased competition. Contract churn was contained at 1.1%, also stable to 2007 levels.
In terms of usage, minutes of traffic carried in the network grew 7.0% year-on-year in the second quarter and 3.8% in the first six months of 2008. The measures adopted by the company to boost usage resulted in a MoU of 159 minutes in the second quarter (-0.2% vs. the same period of 2007) and 155 minutes in the first half (-3.0% year-on-year).
Voice ARPU was affected by the cuts in interconnection rates made over the last twelve months (-16.0% following the latest cut in April 2008). As a result, voice ARPU fell by 8.6% year-on-year in the quarter, to 25.6 euros in the half year (-7.3% vs. the same period in 2007). Outgoing ARPU posted a lower y-o-y decline, impacted by the commercial initiatives focused to stimulate usage and by the change in consumption patterns of customer segments more linked to usage in the current economic context. These customers show a higher use of more economic voice and data (SMS) traffic, but are allowing to post a solid churn performance.
Data ARPU grew at the same healthy rate noted since the start of the year, advancing 8.9% year-on-year in the second quarter of 2008. In the first half, data ARPU increased 9.5% year-on-year to 5.1 euros. Underpinning this growth is the increased contribution of wireless content revenues (“Superconcursos”: grand contests) in the first half of the year and the jump in connectivity revenues, which grew by more than 60% in the first half of the year.
The number of 3G handsets held by customers continued to rise in the second quarter to reach 4.9 million, 2.3 times more than in June 2007, attaining a penetration rate of total customer base excluding M2M of 22% (+12 percentage points from June 2007).
Consequently, total ARPU in the second quarter fell 6.1% year-on-year (-4.8% outgoing). Total ARPU in the first half of 2008 stood at 30.6 euros (-5.1% year-on-year) and outgoing ARPU amounted to 25.9 euros (-3.6% vs. the same period a year earlier).

Revenues increased slightly (+0.2%) in the second quarter of 2008, held back by the smaller contribution of wholesale revenues (interconnection, roaming...) and lower handset sales, that offset the better evolution of customer revenues. Year-to-date, revenues stood at 4,817 million euros, up 1.4% year-on-year. Highlights by revenue item are as follows:
•	Service revenues rose slightly in the second quarter (+0.5%) and by 1.2% year-on-year in the first six months of 2008.

•	This increase was driven by customer revenues, which climbed 2.7% in the second quarter and 3.0% year-on-year.

•	Interconnection revenues, hit by the cut in interconnection tariffs, fell 9.5% year-on-year in the second quarter and 7.9% in the first half.

•	The lower roaming in revenues in the quarter (-16.6%) reflect the reduction in wholesale roaming prices, which fell 5.0% in the first half vs. the same period in 2007.

•	Revenues from handset sales fell 2.3% in the quarter and rose by 2.6% in the first half year-on-year, reflecting the different rates of uptake in the distribution channel.
Meanwhile, operating expenses dropped 0.4% vs. the same quarter a year earlier due to the company’s improved efficiency, totalling in the first six months of the year 2,714 million euros, a slight year-on-year increase of 1.4%.
Operating income before depreciation and amortisation (OIBDA) grew 1.1% vs. the second quarter of 2007 and 1.6% in the first half to 2,147 million euros. The company has therefore maintained its operating efficiency, with an OIBDA margin in the quarter of 45.4% and of 44.6% in the year to date (+0.1 p.p. vs. the period January-June 2007).
CapEx in the first half stood at 349 million euros, generating operating cash flow (OIBDA-CapEx) of 1,798 million euros.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
Final Clients Accesses	43,558.2	43,939.7	44,578.2	44,872.9	45,019.7	3.4
Fixed telephony accesses (1)	15,922.8	15,882.8	15,918.8	15,842.1	15,670.0	(1.6)
Internet and data accesses	5,081.8	5,168.1	5,321.8	5,468.4	5,547.6	9.2
Narrowband	798.1	736.5	660.8	589.5	502.3	(37.1)
Broadband (2)	4,231.7	4,381.0	4,614.0	4,835.9	5,005.0	18.3
Other (3)	52.0	50.7	47.0	43.1	40.4	(22.3)
Mobile accesses	22,102.7	22,419.7	22,826.6	23,008.4	23,225.4	5.1
Pre-Pay	9,182.9	9,158.0	9,181.8	9,058.4	8,964.6	(2.4)
Contract	12,919.8	13,261.7	13,644.7	13,950.0	14,260.8	10.4
Pay TV	450.9	469.1	511.1	554.0	576.6	27.9

Wholesale Accesses	1,704.4	1,753.7	1,855.5	1,953.3	2,001.3	17.4
Unbundled loops	1,170.0	1,237.9	1,353.9	1,467.4	1,532.6	31.0
Shared ULL	664.5	713.5	776.4	755.0	683.6	2.9
Full ULL (4)	505.5	524.4	577.6	712.5	849.1	68.0
Wholesale ADSL	527.0	509.3	495.5	480.3	463.3	(12.1)
Other (5)	7.4	6.5	6.0	5.7	5.3	(27.8)

Total Accesses	45,262.6	45,693.4	46,433.6	46,826.3	47,020.9	3.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Leased lines.

(4)	Includes naked shared loops.

(5)	Wholesale circuits.

Note:	Iberbanda’s accesses are included from December 2006.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Revenues	10,331	10,191	1.4	5,200	5,157	0.8
Internal exp capitalized in fixed assets	106	112	(5.0)	55	60	(8.7)
Operating expenses	(5,331)	(5,451)	(2.2)	(2,685)	(2,799)	(4.1)
Other net operating income (expense)	18	(117)	C.S.	12	(132)	C.S.
Gain (loss) on sale of fixed assets	53	(1)	C.S.	(5)	0	C.S.
Impairment of goodwill and other assets	(4)	(11)	(64.6)	(3)	(3)	(22.0)
Operating income before D&A (OIBDA)	5,173	4,723	9.5	2,576	2,284	12.8
OIBDA margin	50.1%	46.3%	3.7 p.p.	49.5%	44.3%	5.3 p.p.
Depreciation and amortization	(1,139)	(1,207)	(5.6)	(562)	(596)	(5.7)
Operating income (OI)	4,033	3,516	14.7	2,014	1,687	19.4

Notes:

-	OIBDA and OI before brand fees.

-
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Revenues	6,213	6,144	1.1	3,134	3,095	1.3
OIBDA	3,045	2,626	15.9	1,488	1,207	23.3
OIBDA margin	49.0%	42.7%	6.3 p.p.	47.5%	39.0%	8.5 p.p.
CapEx	702	724	(3.1)	403	433	(6.8)
OpCF (OIBDA-CapEx)	2,343	1,902	23.2	1,085	774	40.1

Notes:

-	OIBDA before brand fee.

-
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Traditional Access (1)	1,394	1,390	0.3	691	693	(0.3)
Traditional Voice Services	2,262	2,388	(5.3)	1,136	1,195	(5.0)
Domestic Traffic (2)	1,335	1,466	(9.0)	663	730	(9.2)
Interconnection (3)	470	462	1.6	235	235	0.1
Handsets sales and others (4)	457	460	(0.5)	237	230	3.1
Internet Broadband Services	1,511	1,373	10.0	770	698	10.2
Narrowband	35	54	(36.2)	15	25	(38.5)
Broadband	1,476	1,319	11.9	754	673	12.1
Retail (5)	1,314	1,150	14.2	673	588	14.4
Wholesale (6)	162	169	(3.6)	82	85	(4.3)
Data Services	585	568	3.0	296	287	3.3
IT Services	206	202	2.0	115	108	6.0

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
2008 figures reflect the new applicable framework for public telephony services (net revenues). 2007 figures reported figures have not changed (gross revenues and gross expenses). Therefore, 2008/2007 variations are not homogeneous.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Revenues	4,817	4,751	1.4	2,419	2,415	0.2
OIBDA	2,147	2,114	1.6	1,099	1,087	1.1
OIBDA margin	44.6%	44.5%	0.1 p.p.	45.4%	45.0%	0.4 p.p.
CapEx	349	306	14.1	185	171	8.0
OpCF (OIBDA-CapEx)	1,798	1,808	(0.6)	914	916	(0.2)

Note:	OIBDA before brand fee.
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Service Revenues	4,204	4,153	1.2	2,132	2,121	0.5
Customer Revenues	3,444	3,343	3.0	1,752	1,706	2.7
Interconnection	639	694	(7.9)	315	348	(9.5)
Roaming — In	89	93	(5.0)	46	55	(16.6)
Other	33	23	40.9	19	12	59.3
Handset	613	598	2.6	287	294	(2.3)
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2007			2008
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y
MoU (minutes)	159	168	156	151	159	(0.2)
Pre-pay	67	89	64	63	69	2.5
Contract	225	223	218	209	216	(4.2)

ARPU (EUR)	32.8	33.1	31.8	30.5	30.8	(6.1)
Pre-pay	15.7	16.5	15.0	14.6	14.5	(7.8)
Contract	45.1	44.8	43.2	41.0	41.1	(8.9)

Data ARPU	4.6	4.9	5.0	5.1	5.0	8.9
%non-P2P SMS over data revenues	49.5%	48.4%	47.7%	52.7%	53.6%	4.1 p.p.

Note:	MoU and ARPU calculated as monthly quarterly average.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - June
	2008	2007	% Chg y-o-y
MoU (minutes)	155	160	(3.0)
Pre-pay	66	71	(7.1)
Contract	213	225	(5.6)

ARPU (EUR)	30.6	32.3	(5.1)
Pre-pay	14.5	15.3	(5.3)
Contract	41.1	44.8	(8.2)

Data ARPU	5.1	4.6	9.5
%non-P2P SMS over data revenues	53.1%	47.6%	5.5 p.p.

Note:	MoU and ARPU calculated as monthly H1 average.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The second quarter of the year saw further significant expansion of the Latin American telecommunications market in all the countries in the region, both in wireless and in the growth areas of the fixed business: broadband and pay TV.
In this context, Telefónica Latinoamérica focus continues on the capture of growth in the region based on two key levers: commercial strength in its mobile business and progress in the transformation of its fixed business activities, with a growing weight of Internet, broadband and pay TV services.
Thanks to these successful policies, Telefónica Latinoamérica’s customer base totalled 147.9 million accesses at the end of June 2008, an increase of 26.1 million over the last 12 months and up 21.4% year-on-year.
After reporting 5.8 million net adds1 in the quarter and 8.9 million in the year to date, Telefónica Latinoamérica reached a total of 113.5 million mobile accesses (+27.1% from June 2007; +22.3% organic2), with solid growth across all its operations. Of particular note were the performance in Brazil, where Telefónica strengthened its position as market leader with over 40.4 million accesses (10.2 million more customers than in June 2007, from which almost 4 million were added following the acquisition of Telemig in April 2008), Mexico, where Telefónica continued to gain market share thanks to the 38.0% year-on-year growth in its customer base, and Peru, where customer base increased 48.1% year-on-year. The company also performed well in markets with high penetration levels such as Argentina and Chile where it continues to achieve significant year-on-year growth in its customer base (+14.9% in Argentina and +11.5% in Chile).
Along with the sharp growth in wireless accesses, Telefónica Latinoamérica continued to achieve solid ARPU performance thanks to its commitment to higher consumption levels. MoU grew sharply in the first half of 2008 (+13.8% year-on-year), while ARPU fell in organic terms3 by 2.8% in the first half due to the reduction in interconnection tariffs in several countries. Outgoing voice ARPU climbed organically3 2.7% year-on-year, in a customer base with 24.2 million more accesses than in June 2007.
In fixed telephony Telefónica Latinoamérica pressed ahead with the transformation of its operations, with the contribution of growth businesses (broadband, pay TV and data) continuing to improve significantly. Here the company is redoubling its efforts to promote bundled services.
Telefónica manages a portfolio of services with a segmented offering, permitting it to both maximise the value of customers with 2P and 3P offers and maintain the mass customer base with specific offers such as prepay and consumption controlled lines and the future development of low-cost broadband services.

[1]	The Telemig customers incorporated to the Group in April (3,986,439 customers) are not considered as net adds.

[2]	Including Telemig accesses in June 2007.

[3]	Assuming constant exchange rates and including Telemig in April-June 2007.

As a result, Telefónica Latinoamérica’s fixed business now has a customer base of almost 34.4 million accesses (fixed telephony, broadband and pay TV), year-on-year growth of 5.7%. Highlights include:
In broadband, net adds over the last 12 months totalled 1.1 million (489,981 in the first half of 2008), taking the customer base to 5.5 million. Of particular note are the expansion of the service in Colombia (+135.2% year-on-year), the steady growth achieved in Argentina (+46.7% year-on-year) and the consolidation of growth in Brazil (+26.7% year-on-year).
Telefónica Latinoamérica now has 1.4 million pay TV customers, up from 799,627 in June 2007, with operations in Peru, Chile, Colombia and Brazil.
Fixed telephony accesses stood at 25.8 million at the end of the quarter, 1.9% up from June 2007, with net adds of 376,609 customers in the first half. Particularly noteworthy was the IRIS fixed-wireless project in Peru. Driven by the growth in fixed wireless accesses, year-on-year growth in wireline telephony accesses in Peru stood at 8.1%.
At the same time, Telefónica Latinoamérica succeeded in increasing average revenue per fixed telephony access (+3.5% in constant euros) thanks to the companies’ improved commercial offering and the growing contribution of bundled services. At the end of June 42% of broadband accesses had a Duo or Trio bundle (up 15.7 percentage points from June 2007). Including local and controlled consumption bundles, the figure exceeds 55% of total fixed telephony accesses (up 7.6 percentage points from June 2007).
The company’s strong commercial performance underpinned solid growth in its financial results in constant currency, which are negatively impacted by exchange rate trends when translated into euros. Year-on-year, most of the currencies in the countries in which Telefónica Latinoamérica operates continued to depreciate vs. the euro (except the Brazilian real and the Colombian peso), resulting in negative impacts on revenue and OIBDA growth of 3.8 and 3.7 percentage points respectively. These are higher than the impacts in the first quarter (-2.8 and -2.4 percentage points, respectively).
Revenues in the first half of 2008 amounted to 10,531 million euros, 9.4% more than in the same period of 2007 in current euros. Organic4 revenue growth in the first six months stood at 12.2%, in line with the figure for the first quarter of the year. The countries contributing most to topline growth include Brazil and Venezuela, each with 2.5 percentage points, followed by Mexico and Argentina, with 2.3 percentage points, each. Brazil continues to account for the largest portion of Telefónica Latinoamérica’s revenues in current euros (39.9%), and has even increased its weight over total revenues (38.3% in the same period of 2007) thanks to the positive evolution of earnings at Vivo, and, to a lower extent, to the consolidation of Telemig since April 2008. The next largest contributions were made by Venezuela (11.3%) and Argentina (10.8%).
Operating expenses lagged revenue growth (+7.6% in current euros and +11.5% in constant euros).
Operating income before depreciation and amortisation (OIBDA) grew 13.0% in constant euros in the first half 2008 to 3,831 million euros, and by 15.8% in organic terms4, a sharp rise compared with the first quarter (+11.8%). By country, Venezuela contributed most to organic OIBDA growth (4.2 percentage points), followed by Mexico (4.0 percentage points). In absolute terms and in current euros, Brazil is the largest contributor to Telefónica Latinoamérica OIBDA, accounting for 42.0% of the total, followed by Venezuela (13.9%), and Argentina (10.1%). Particularly noteworthy is the higher contribution of the Mexican business to Telefónica Latinoamérica’s OIBDA (up from 1.8% in the first half of 2007 to 4.6% at the end of June 2008).

[4]	Assuming constant exchange rates and the consolidation of TVA in January-June 2007 and Telemig in April-June 2007.

In this scenario of market expansion and increased commercial activity and business transformation, Telefónica Latinoamérica is continuing to improve its already high efficiency levels. The company achieved an OIBDA margin of 36.4% in the first half, an improvement of 1.2 percentage points on the same period in 2007, despite the lower year-on-year margins recorded by the fixed operators. The wireline operators in Argentina, Brazil and Peru all improved their margins in the second quarter from the first quarter level. Particularly noteworthy is the improvement of the margin in Mexico to 25.7% in the second quarter of 2008 (22.4% in January-June 2008).
Telefónica Latinoamérica’s CapEx in the first half of 2008 amounted to 1,499 million euros, with investment largely deployed in developing commercial activities for the wireline broadband and TV businesses in addition to enhancing the coverage and capacity of its wireless GSM networks and the first investments in the rollout of 3G (including the 3G licences awarded in Brazil at the end of 2007).
Telefónica Latinoamérica generated operating cash flow (OIBDA-CapEx) of 2,332 million euros in the first half of the year, 7.6% up in constant euros vs. the same period in 2007 (+7.7% year-on-year in organic terms5).
BRAZIL
Telefónica ended June 2008 with 56.1 million accesses in Brazil thanks to Vivo’s continued market leadership and a strong performance by Telesp. Vivo now has over 40 million accesses and is the leader of Latin America’s largest wireless market. Its position has been further cemented by the incorporation of the customers of Telemig in the second quarter of 2008. In the broadband market, Telefónica’s number of accesses increased by 26.7% year-on-year to 2.3 million, while pay TV accesses totalled 346,894. Thanks to the transformation of its wireline business, Telefónica keeps 11.9 million fixed telephony accesses in Brazil, where the company is strongly betting for bundled services and the development of segmented offerings for each type of client.
Thanks to a strong commercial performance and the incorporation of Telemig, Telefónica reported revenues of 4,205 million euros in Brazil in the first half of 2008, up 8.8% in local currency on the same period in 2007. Revenue growth has accelerated from the 6.7% year-on-year growth rate reported in the first quarter. These results are derived from a higher growth of Vivo results vs. the figure reported in the first quarter (+15.4% year-on-year in local currency), whose revenues grew by almost 20% in local currency from the first half of 2007 (+13.3% organic6) and the sharp rise in the growth of Telesp’s revenues in the second quarter, to reach 4.7% in local currency in the year to June (+4.0% in the first quarter of 2008).
Vivo reported outstanding year-on-year operating income before depreciation and amortisation (OIBDA) growth of 22.1% in local currency in the first half 2008 (+12.9% organic6). At consolidated level in Brazil, Telesp’s continued focus on its higher growth businesses increased the weighting of new businesses in the revenue mix. In the short term, these require greater investment. Telefónica achieved OIBDA of 1,608 million euros in Brazil to June 2008, up 2.0% in local currency on the same period of 2007. This evolution compares favourably with the 3.6% drop reported in the first quarter, affected by the sales of assets made by Telesp in the first quarter of 2007, and also by the regulatory contingencies recorded by Telesp in the first quarter of 2008.

[5]	Assuming constant exchange rates and the consolidation of TVA in January-June 2007 and Telemig in April-June 2007.

[6]	Including Telemig in April-June 2007.

CapEx in the first half amounted to 704 million euros mainly concentrated in the consolidation of GSM networks and investment in 3G technology, along with the fastest-growing services in the wireline businesses (broadband, pay TV and data). CapEx includes the 3G licences awarded to Vivo at the end of 2007. Meanwhile, Telefónica’s operating cash flow (OIBDA-CapEx) in Brazil amounted to 903 million euros in the first six months of 2008.
VIVO
In April Vivo completed the acquisition of Telemig Celular, adding 3,986,439 new wireless accesses at the start of April. Further progress was made in the second quarter of 2008 in bringing the processes and practices of Telemig into line with the policies, structure and systems of Vivo.
The Brazilian wireless telephony market bolstered its position as Latin America’s fastest growing market, adding more than 26 million accesses over the last 12 months. It had a penetration rate of 69.5% in June 2008, an increase of 13.1 percentage points year-on-year.
In this context, Vivo remains as market leader with over 40.4 million accesses (+33.7% vs. June 2007, +19.7% in organic terms7) and has a market share of 30.4%.
The company continued with its commercial drive, enabling Vivo to achieve a total of 5.2 million gross adds in the second quarter, exceeding by over 58% the figure in the same period last year (+41.2% in organic terms8). This is one of the highest levels in recent years. Vivo surpassed 8.7 million gross adds in the first half of 2008, driven by a greater choice of handsets, its service quality, the company’s leadership in terms of commercial reach, ongoing incentive campaigns for prepay and contract traffic and the improved capacity to attract contract customers with the “Vivo Escolha” plans.
By the end of the quarter, 48% of the contract segment had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offering and helping cement customer loyalty.
Influenced by the strong dynamism of the market, churn increased to 2.6% in the first half (+0.1 percentage points vs. 2007, both in reported and in organic terms8), partly due to the higher volume of SIM only gross adds in the market and the incorporation of Telemig, that has a higher churn, largely as a result of its different accounting criteria for disconnections, which are being brought into line with Vivo’s.
Vivo reported net adds of more than 2.1 million accesses in the second quarter, up 75.6% on the same period in 2007 (+68.7% organic8), and performed well in all segments. As a result net adds in the first six months totalled almost 3 million accesses. Particularly noteworthy is the year-on-year growth in contract net adds in the second quarter, which increased by more than 11 times compared with the same period in 2007 (12.4 times organic8). This increase was driven by a combination of the higher number of gross adds and lower churn, with 664,000 contract net adds in the half year.
It is also worth noting that 89% of gross adds in the quarter were GSM customers. At the end of June 2008 GSM customers totalled over 22.6 million, 55.8% of the total customer base, with Telemig contributing 16% of GSM customers (3.6 million).

[7]	Including Telemig in June 2007.

[8]	Including Telemig in April-June 2007.

With customer numbers rising sharply, Vivo achieved a 22.5% year-on-year increase in MoU in the second quarter (+23.6% organic9) underpinned by the attractive offering during its Mothers Day and Valentine’s Day campaigns. Vivo also continued to offer convergent products and services, with minute bundles for wireless, wireline and internet calls and two wireless-fixed packages, as well as attractive new offerings for data and internet plans (Vivo Zap and Vivo Flash). As a result, MoU in the half year increased by 12.4% year-on-year (+12.9% organic9) to 85 minutes.
Second-quarter ARPU fell by 7.0% in local currency (-6.5% organic9) due to greater competition in the wireless market in the form of lower tariffs and increased SIM only and controlled-consumption lines, with below average consumption. As a result, ARPU fell by 4.0% in the first half (-3.8% organic9).
Data revenues jumped 56.7% year-on-year in local currency in the first half of the year (+51.4% organic9) and now account for 9.6% of service revenues (+2.2 percentage points from the first half of 2007; +2.4 percentage points in organic terms9). This growth is derived mainly from higher connectivity revenues accounted, driven by better card/modem offerings and new service plans (Vivo Zap and Vivo Flash), along with launches of new promotions and higher SMS revenues.
Vivo’s strong performance fuelled a 23.5% year-on year revenue increase in local currency in the second quarter (+11.6% organic9), with service revenues up 24.9% in the quarter (+12.1% organic9). Revenues rose 19.6% in the first half in local currency to 1,379 million euros (+13.3% organic9), underpinned by service revenues (+20.9% year-on-year, +14.2% organic9). The consolidation of Telemig reduces organic revenue growth (vs. figures reported in the first quarter of the year) due to the lower growth rate in the Minas Gerais operation.
Operating income before depreciation and amortisation (OIBDA) increased by 29.6% in the second quarter in local currency (+9.2% organic9), contributing to a 22.1% year-on-year increase in OIBDA in the first half to 356 million euros (+12.9% organic9). This increase in OIBDA reflects improved customer management costs and lower unitary customer acquisition expenses. As a result the OIBDA margin for the first half of 2008 reached 25.8%. The OIBDA margin in the second quarter stood at 22.6%, virtually flat vs. second quarter 2007 in organic terms9, despite the strong growth in gross adds, and the lower margin at Telemig, affected in the second quarter by the costs associated with the launch of the Vivo brand. Margin quarter-on quarter comparison is affected by the seasonality of the business, being relevant in the second quarter the Mothers’ Day and Valentine’s Day campaigns.
First-half CapEx stood at 360 million euros. This figure includes the 3G licences awarded at the end of 2007, that is why operating cash flow (OIBDA-CapEx) was negative in the first half of the year (-3 million euros).
TELESP
New telecommunications technologies/services grew sharply in the Sao Paolo market, which is becoming the most dynamic and innovative in Latin America. Against this backdrop, Telesp managed 15.7 million accesses at the end of June 2008, up 3.7% from June 2007.
At the end of June Telesp managed 11.9 million fixed telephony accesses (-1.1% year-on-year), with significant growth in broadband and consolidating a more competitive pay TV offering.
Telesp continued to enhance its broadband service, increasing ADSL speeds. Having registered net adds of 129,390 accesses in the quarter (+5.9% year-on-year) and 227,462 in the first half of 2008 (+11.1% year-on-year), Telesp managed a total of 2.3 million accesses (a year-on-year increase of 26.7%). The company estimates that it accounted for approximately 64% of total market growth in the quarter, reaching a market share of 66% at the end of June.

[9]	Including Telemig in April-June 2007.

In pay TV, Telesp has built a competitive offering on TVA’s assets. A total of 346,894 Telefónica customers in Brazil are enjoying the service, after having recorded a net adds figure of 64,558 accesses in the second quarter of 2008 (+25.5% from the previous quarter) and 115,987 accesses in the first half in 2008.
The company continued to push on with the transformation of its business, focusing on the sale of bundles and the development of the new businesses through a competitive new 2P/3P offering based on quality service and innovation. A better range of products and services and the higher penetration of local, consumption controlled and Dúo and Trío plans (over 50% of lines, 6.5 percentage points more than in June 2007) pushed up average revenue per fixed telephony access by 3.8% in local currency compared with the first half of 2007.
Consequently, Telesp’s revenue grew 5.4% year-on-year in the second quarter (+4.6% organic10) and to 3,022 million euros in the half year, up 4.7% year-on-year in local currency (+3.9% organic11). This improved performance was underpinned by a better performance in the fixed telephony revenues in the quarter and especially the acceleration in the growth of Internet and pay TV revenues.
The drop in wireline revenues eased to 0.6% year-on-year in the first half of the year (-0.7% in the first quarter) thanks to the increased focus on service bundling and the development of specific offerings for the lowest value segments. Meanwhile, the increase in net adds at the broadband and pay TV businesses underpinned a 48.4% year-on-year rise in local currency in Internet and TV revenues in the second quarter (+40.6% in the first six months). These now contribute 12.4% of the company’s revenues (9.2% in the first half of 2007). Revenue growth was also driven by the strength of data, IT and capacity rental revenues.
The increased weighting of new businesses in Telesp’s business mix demand greater resources allocation in the short term to maintain future revenue growth. As a result, operating expenses rose 6.7% year-on-year in local currency in the first half, largely due to the increase in supply costs arising from higher interconnection costs associated with a higher volume of traffic, higher outgoing costs outside Sao Paolo and TV content expenses. These are not being fully offset by the company’s efficiency improvement programmes in place. Particularly noteworthy are the lower personnel costs, as a result of the workforce restructuring policies that are already bearing fruit and the containment of the bad debt to revenues ratio (3.4% in January-June 2008, down 0.2 percentage points on the same period in 2007).
Despite the higher costs, the pick-up in revenue growth and the lower impact of non-recurrent factors are behind a substantial improvement in operating income before depreciation and amortisation (OIBDA). This grew 0.5% year-on-year in local currency in the second quarter and totalled 1,232 million euros in the first half, down 4.1% year-on-year in local currency (vs. the 8.6% drop reported in the first quarter).
Consequently, the second-quarter OIBDA margin stood at 42.4% (up 3.2 percentage points from the previous quarter), leaving a first-half margin of 40.7% (vs. 44.5% reported in the first half of 2007).

[10]	Including TVA in April-June 2007.

[11]	Including TVA in January-June 2007.

CapEx in the first half amounted to 345 million euros, with increasing investment in broadband projects and corporate networks, while operating cash flow (OIBDA-CapEx) totalled 887 million euros.
ARGENTINA
Growth in the telecommunications market in Argentina remained strong in the first half of 2008, with the wireless and broadband businesses both registering significant expansion.
Telefónica remains market leader with over 20 million accesses at the end of June 2008, 10.4% more than a year earlier. Underpinning this growth was the capture of 1.8 million new wireless customers and 307,451 broadband accesses over the last 12 months for respective totals of 14.1 million lines (+14.9% year-on-year) and 966,404 accesses (+46.7% year-on-year).
The strong operating momentum fuelled a 19.9% year-on-year increase in local currency in revenues in the first half of 2008, showing an acceleration vs. previous quarter growth, underpinned by the 23.8% rise in local currency in the second quarter, with half-year revenues totalling 1,142 million euros.
Operating income before depreciation and amortisation (OIBDA) improved significantly in the second quarter (+28.2% year-on-year in local currency) and totalled 386 million euros in the first half (+12.2% in local currency vs. January-June 2007, compared with a 1.3% drop in the first quarter).
First-half CapEx amounted to 125 million euros, leaving operating cash flow (OIBDA-CapEx) of 261 million euros.
T. MÓVILES ARGENTINA
By the end of June 2008, estimated penetration of the wireless market in Argentina reached 103%, up 14 percentage points from June 2007.
The company continued to focus on the acquisition of contract customers in the second quarter of 2008, recording 215,359 contract net adds in the period, 61% of the total increase in the customer base over the quarter (353,601 new customers vs. 603,897 net adds in the second quarter of 2007). The lower volume of net adds is impacted by higher churn rates (2.7%; +1.0 percentage points vs. the second quarter of 2007), despite the increase in gross adds (+20.3% vs. the second quarter of 2007). Net adds in the first half of the year stood at 478,714, less than in the same period a year earlier, in a highly penetrated market.
Telefónica reached over 14.1 million wireless customers in Argentina at the end of June 2008, an increase of 14.9% year-on-year. GSM customers accounted for 89.2% of the total customer base (up 7.7 percentage points from June 2007).
The company continued to promote initiatives to increase customer usage and boost their unit value. These include Movistar Community (differential tariffs between Movistar customers) which has not only boosted customer consumption but also increased the weight of on-net traffic over total traffic (+9.2 percentage points vs. January-June 2007). These initiatives helped to increase MoU and ARPU vs. the second quarter of 2007, with rises of 30.0% and 14.0% respectively. MoU in the January-June 2008 period stood at 72 minutes (+20.2% year-on-year), pushing up ARPU by 8.3% in local currency vs. January-June 2007.
Revenue growth in the second quarter of 2008 accelerated by over 10 percentage points vs. the first quarter, with first-half revenues growing by 25.5% in local currency to 711 million euros. Service revenues climbed 26.3% in local currency vs. the same period in 2007 (+31.3% vs. the second quarter of 2007), driven by strong outgoing revenues, especially contract customer revenues.

Operating income before depreciation and amortisation (OIBDA) rose 51.4% in local currency in the second quarter and totalled 198 million euros in the half year, up 31.5% vs. January-June 2007 in local currency, with operating expenses growth lagging behind revenue growth. The increase in expenses is largely due to the higher interconnection costs arising from sharp increases in traffic and higher customer management costs associated with the larger customer base and higher prices for customer management services. The OIBDA margin stood at 27.8% in the first half of 2008 (+1.3 percentage points vs. January-June 2007), the same level as in the second quarter of the year.
First-half CapEx amounted to 36 million euros, leaving operating cash flow (OIBDA-CapEx) of 162 million euros.
TELEFÓNICA DE ARGENTINA
The wireline business activity of Telefónica in Argentina picked up in the second quarter of 2008, achieving a total of 5.9 million accesses at the end of June 2008. This represents an increase of 1.1% vs. June 2007 compared with growth of 0.8% in March 2008, driven by a surge in broadband accesses.
Telefónica Argentina now manages a total of 966,404 broadband accesses, 46.7% more than in June 2007. An acceleration was noted in the second quarter, with net adds of 81,119 new accesses, up 23.0% on the first quarter of 2008 and 14.5% higher than in the second quarter of 2007, with 147,085 new accesses reported in the half year. This improvement is largely due to Telefónica’s focus on bundled services. A total of 439,843 customers had Duo bundles at the end of June, representing 46% of total broadband accesses compared with 22% in June 2007. This good evolution of broadband is accompanied by a stable evolution of wireline telephony accesses, that remained at 4.7 million (-2.2% vs. June 2007).
Revenue growth in the second quarter accelerated to 12.3% in local currency, driving an 11.3% rise in first-half revenues in local currency to 472 million euros. This growth was driven by the Internet business (+37.3% in the second quarter of 2008 vs. the same period a year earlier, +32.6% in the year to date) and broadband in particular, which grew 44.1% in local currency in the second quarter (38.6% in the first half), boosting average revenue per access by 11.9% in the first six months.
The expansion of broadband increased the contribution of the Internet business to total revenues to 16.4% in the first half of 2008 (up 2.6 percentage points vs. the first half of 2007).
Wireline telephony revenue growth (+3.7% vs. January-June 2007) accelerated in the second quarter of 2008 (+3.9%) vs. the growth posted in the first quarter of the year (+3.5%), with basic telephony service revenues climbing 6.0% in local currency vs. January-June 2007. This rise was driven by traffic revenues which, underpinned by service bundling and the growth in traffic originated in the wireless network, climbed 8.5% from the same period in 2007. This offsets the stability of basic telephony traffic (+0.1% vs. the first half of 2007) and especially the decline in fixed-to-fixed traffic. Public telephony revenues (-22.4% in local currency vs. the first half of 2007), accounting for 6.2% of total revenues in January-June 2008 vs. 8.8% in the same period a year earlier, reflect the fall in traffic associated with this business (-28.2% from January-June 2007).

Operating expenses in the first half rose 26.4% year-on-year in local currency due mainly to the change in the revenue mix and generalised service price increases (rents, energy and supplies). However, the rise was smaller than in the first quarter (+33.6%) due to lower growth in external service expenses with savings achieved in general, travel, energy and outsourcing expenses. At the same time, personnel expense growth slowed from the first quarter 2008. Supply costs rose driven by higher interconnection costs, international termination costs and supplies consumption.
The bad debt provision remained low, representing 1.2% of revenues in June 2008 (+0.3 percentage points higher than in the same period in 2007) due to the penetration in lower income segments and increased commercial activity.
Telefónica de Argentina’s operating income before depreciation and amortisation (OIBDA) rose 10.4% in the second quarter 2008 (from -14.1% in the first quarter 2008), totalling 189 million euros in the first half (-2.8% year-on-year in local currency vs. January-June 2007). The second-quarter OIBDA margin12 stood at 35.7%, up 0.3 percentage points from the second quarter of 2007, leaving a first-half margin of 34.7%, up 1.1 percentage points from the first quarter, though lower than the 39.0% achieved in the first half of 2007.
CapEx during the first half was primarily devoted for enhancing existing products and developing new broadband products, reaching 89 million euros in all. First half 2008 operating cash flow (OIBDA-CapEx) amounted to 100 million euros.
CHILE
At the end of June 2008 Telefónica Latinoamérica managed a total of 9.7 million accesses in Chile, year-on-year growth of 8.9%. This rise was underpinned by the growth in mobile (+11.5% year-on-year to 6.6 million), broadband (+18.4% to 679,774 customers) and pay TV (+40.5% to 240,801) accesses. The company further consolidated its leadership position in the Chilean telecommunications market.
Telefónica Latinoamérica’s first half revenues in Chile totalled 989 million euros, a year-on-year increase of 15.2% in local currency (+13.5% in local currency in the second quarter of 2008).
Operating income before depreciation and amortisation (OIBDA) rose 12.6% in local currency in the first half to 368 million euros (+12.0% year-on-year in the second quarter), underpinned by the growth of the wireless business.
Telefónica Latinoamérica continued to invest heavily in the country. First-half CapEx amounted to 188 million euros, which was largely devoted to the fastest growing business areas (mobile telephony, ADSL and pay TV). Operating cash flow (OIBDA-CapEx) to June amounted to 180 million euros.
T. MÓVILES CHILE
In the first six months of 2008, the Chilean wireless market maintained the strong growth seen in 2007, achieving an estimated penetration in June 2008 of 93% (+7 percentage points from June 2007).
Telefónica Móviles Chile remained market leader with 6.6 million customers at the end of June 2008, up 11.5% on June 2007, having reported net adds of 179,320 lines in the second quarter (+11.6% year-on-year) and 328,593 accesses in the half year (+32.9% compared with the same period in 2007).

[12]	Margin over revenues include fixed to mobile interconnection.

This growth in customer numbers was driven by the contract segment which, with 1.8 million accesses to June (+28.6% year-on-year), accounted for more than 67% of net adds in the half year. The weighting of contract customers is steadily rising and they now account for 26.6% of the total. Also noteworthy is the growth in the number of GSM customers, with 94% of customers using this technology at the end of June 2008 (12.0 percentage points more than in June 2007).
The improved customer mix along with the strong performance of contract churn were behind the improvement in the blended churn rate, which stood at 1.9% in both the quarter and the first half, virtually unchanged from 2007.
Also, at the end of 2007 Movistar launched 3G services, and is the only operator in Chile to offer coverage nationwide. At the end of June, Movistar Chile had close to 40,000 3G customers.
Revenues grew 20.7% year-on-year in local currency in the quarter, with first-half revenues totalling 532 million euros (+24.3% year-on-year in local currency).
Second-quarter service revenues grew 20.7% year-on-year in local currency (+24.8% in the first half of the year) thanks to the steady expansion of the customer base and large increases in ARPU (+9.0% in local currency in the quarter and +12.2% in the half year) and MoU (+21.7% in the quarter and +22.5% in the half year). These advances were driven by the increased weighting of contract customers, chiefly due to migration to contract services, plan upgrades and the sale of minute bundles and value-added services.
Outgoing revenues rose 23.3% year-on-year in the second quarter 2008 (+26.5% in the first half 2008), underpinned by growth in outgoing traffic (up 48.3% in the quarter and 49.7% in the half year), chiefly as a result of the operator’s on-net plans. Data revenue growth remained strong, rising 52.1% year-on-year to June due to higher SMS, browsing and connectivity revenues. As a result, data revenues now account for 8.7% of service revenues (+1.6 percentage points from the first half of 2007).
Operating income before depreciation and amortisation (OIBDA) rose 28.9% year-on-year in local currency in the second quarter, taking half-year OIBDA to 196 million euros (+32.7% year-on-year in local currency) thanks to efficiency gains and despite increased commercial initiatives. The OIBDA margin continued to widen to 37.2% in the second quarter (+2.4 percentage points vs. the same quarter in 2007) and 36.9% in the half year (+2.3 percentage points year-on-year).
First half CapEx amounted to 107 million euros, leaving operating cash flow (OIBDA-CapEx) of 89 million euros.
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of June 2008, up 3.7% year-on-year. Broadband and pay TV remain the chief growth drivers, with a commercial focus on cementing customer loyalty by marketing Duo and Trio bundles. Fixed telephony accesses recorded a lower decrease (-1.2% year-on-year vs. -1.7% to March) and now total 2.1 million, despite the higher penetration and larger commercial offering of the mobile telephony market.
Telefónica Chile had 679,774 broadband accesses at the end of June 2008, 18.4% more than a year earlier, and an estimated market share of 49% after reporting net adds of 31,654 accesses in the second quarter. From the end of March the company tripled the speed of its existing products at no additional cost to the customer, boosting its commercial results compared with the first quarter.

The company had 240,801 pay TV customers at the end of June, up 40.5% year-on-year, and added 20,885 accesses from December 2007. After almost two years in business, Telefónica Chile is established as the country’s second-largest pay TV operator with an estimated market share of 17.8%.
Revenues grew 6.0% year-on-year in the second quarter in local currency and totalled 502 million euros in the first half (+6.4% in local currency). Internet and TV revenues jumped 33.7% in local currency compared with the first half of 2007 and accounted for 21.7% of revenues in the period, 4.4 percentage points more than in the same period of 2007. Fixed telephony service revenues declined 1.5% in the first half due to lower revenues from fees and traffic. Particularly noteworthy in the quarter is the growth in capacity rental and IT revenues
The greater weighting of bundled products (62% of lines in June 2008 vs. 49% in June 2007) pushed up the average revenue per fixed access by 5.8% in local currency from the first half of 2007.
Operating expenses grew by 14.5% in local currency to June vs. the same period a year earlier, in line with the growth reported in the first quarter. External service expenses rose due to higher customer service, equipment maintenance and energy costs. Growth in personnel expenses slowed the first quarter of 2008. Meanwhile, bad debt provisions increased to 4.9% of revenues in the first half (+2.0 percentage points vs. the same period in 2007). Particularly noteworthy is the smaller increase in supply costs due to the higher fall in interconnection costs.
The performance of the operating income before depreciation and amortisation in the second quarter (-3.7% year-on-year in local currency) eased the fall over the first six months of 2008 to 4.2% (-4.6% in March 2008), totalling 173 million euros. The first half OIBDA margin stood at 34.4% (38.2% in the same period of 2007).
CapEx in the half year amounted to 81 million euros. The sharp growth in satellite TV services (DTH) and broadband along with initiatives designed to enhance network quality remain the main drivers of this increased investment activity.
Telefónica Chile’s operating cash flow (OIBDA-CapEx) in the period stood at 92 million euros.
PERU
Total accesses managed by Telefónica in Peru at the end of the first half of 2008 were 33.4% higher year-on-year at 13.5 million. The strong pace of access growth over the last six months was driven by mobile customer net adds with total accesses increasing by close to 1.3 million to 9.3 million (+48.1 year-on-year), the increase in wireline accesses (+8.1% year-on-year) and the growth in the broadband customer base (+18.8% year-on-year) to 626,805 accesses.
Having reported 4.9% year-on-year growth in local currency in the second quarter, Telefónica’s revenues in Peru amounted to 757 million euros to June, an increase of 5.1% in local currency vs. the same period a year earlier, driven by wireless (+27.5% in local currency) and broadband (+23.4% in local currency) revenues.
Operating income before depreciation and amortisation (OIBDA) in the half year stood at 277 million euros, virtually unchanged from the same period in 2007 in local currency, underpinned by the 7.5% increase of OIBDA in local currency in the quarter, due to the positive performance of the OIBDA in the wireless business.
First half CapEx amounted to 66 million euros, mostly devoted to the development of the wireless network and the broadband services, leaving operating cash flow (OIBDA-CapEx) of 210 million euros.

T. MÓVILES PERÚ
The penetration rate of mobile telephony in Peru maintains an exceptional pace of growth in the first months of 2008 jumping 17 percentage points year-on-year to 55% at the end of June 2008.
Total wireless accesses at the end of June 2008 topped the 9.3 million mark, up 48.1% year-on-year, driven by the sharp rise in prepay customers (+51.0% year-on-year) and the steady growth of the contract customer base (+26.0% vs. June 2007).
Commercial activity remained strong, with 1.5 million gross adds in the quarter, up 26.2% on the same period in 2007, and 3.0 million in the first half (+34.9% year-on-year). Churn in the quarter stood at 3.3% (+0.5 percentage points vs. the second quarter of 2007) resulting in 624,598 net adds in the period. In the same way, year to date churn stood at 3.3% (+0.4 percentage points vs. June 2007) and cumulative net adds were close to 1.3 million accesses. In June 2008, GSM customers accounted for 85.2% of the total customer base (+20.4 p.p. vs. June 2007).
Particularly noteworthy in Telefónica’s prepay offering in Peru was the launch in April of “tarifa única” (“single tariff” to any destination) applicable by default to new adds and customers who ask to switch to the new tariff. This launch has had a major impact on commercial activity in the market, significantly reducing the traffic bundle delivered to new customers.
MoU in the half year grew 3.1% vs. June 2007 to 91 minutes showing a slightly smaller increase than a quarter earlier as MoU in the quarter declined 3.7% year-on-year, due to the change in wireless numbers across the market in April which caused a drop in consumption due to an initial lack of awareness of the change and the reduction in traffic bundles delivered to new customers. ARPU in the half year fell by 19.9% in local currency (-23.9% in the quarter) hit by the tariff reductions applied to outgoing traffic and the reduction in termination rates on wireless networks (-19% in dollars since 1 January 2008).
Revenues grew 26.0% year-on-year in local currency in the second quarter and by 27.5% in local currency in the half year to 342 million euros. This strong performance was underpinned by buoyant cumulative mobile service revenues (+23.8% in local currency) and the cumulative growth of outgoing mobile revenues in particular (+33.2% in local currency). This offsets the fall in incoming mobile revenues in the first half (-10.6% in local currency) due to the reduction in call termination rates on wireless networks and the appreciation of the sol against the dollar. On the other hand, data revenues in the first six months grew 68.0% year-on-year in local currency accounting for 12.5% of mobile service revenues (+3.4 p.p. vs. first half of 2007).
Thanks to the strong revenue performance and the reduction of customer acquisition and retention costs, which offset the higher interconnection cost due to increased off-net traffic, OIBDA grew 93.1% year-on-year in local currency in the second quarter and totalled 105 million euros at the end of June representing an increase of 58.2% from June 2007. The OIBDA margin in the quarter stood at 33.4%, 5.3 percentage points higher than in the first quarter, leaving a margin of 30.9% at the end of June (+6.0 p.p. vs. June 2007).
First half CapEx amounted to 32 million euros, leaving operating cash flow (OIBDA-CapEx) of 74 million euros to June.

TELEFONICA DEL PERÚ13
Telefónica del Perú managed a total of 4.2 million accesses at the end of June, up 9.4% year-on-year. This growth was underpinned by the increase in wireline telephony accesses, which rose 8.1% vs. June 2007 pushed up by the expansion of fixed-wireless accesses, totalling 217,352 net adds over the last twelve months.
Also noteworthy is the growth in broadband accesses, with net adds in the quarter of 32,577 accesses and 54,717 in the first half. As a result, the customer base grew by 18.8% year-on-year to 626.805 accesses. In addition, Pay TV base stood at 653,249 accesses up 8.9% from June 2007 thanks to the sharp growth in satellite and cable subscribers.
The company continued with the transformation of its business over the second quarter. As a result, Telefónica del Perú, which had already been offering Trio bundles since the third quarter of 2007 and Duo bundles since the first quarter of 2008 with speeds of 500 kbps, 1Mb, 2 Mb and 4 Mb, has stepped up sales of bundles of different services in recent months, strengthening the loyalty of its best customers and cementing its leading market position.
In this context, second quarter revenues declined 8.1% year-on-year in local currency, resulting in first half revenues of 471 million euros (-7.6% year-on-year in local currency). Internet and pay TV revenues to June grew 16.5% year-on-year in local currency and remain the operator’s main growth driver, accounting for 29.8% of total revenues (vs. 23.6% in June 2007). The strength of Internet and TV revenues partly offset the decline in traditional public telephony and long-distance revenues affected respectively by, competition from unofficial call centres and the fixed-wireless substitution effect, as well as the abolition of pre-selection by default since last October.
Here, however, it is worth mentioning the commercial strategy implemented in the second quarter of the year. This entails cutting public telephony prices and has boosted calls from telephone booths, partly offsetting the erosion of revenues (-35.5% vs. June 2007), which accounted for 11.6% of total revenues at the end of June (-5.0 percentage points from June 2007). At the long-distance business the company has focused on customer pre-selection over the dialling code positioning implemented by other companies. As a result, the number of pre-selected customers in June 2008 stood at 49.3% of those with the option of making long-distance calls.
Operating expenses fell by 3.9% year-on-year in local currency in the second quarter, resulting in a 0.7% fall from June 2007. This decline is mainly due to lower personnel expenses following the redundancy programmes carried out since January 2008, lower supply costs due to lower mobile interconnection costs on the reduction of mobile termination rates effective since January 2008 and the positive impact of the dollar exchange rate. By contrast, it is worth highlight the increase in the cost of equipments, cards, commissions and customer service expenses pushed up by commercial activity, and the higher bad debt provision, which despite having been lowered in the quarter (2.7% in the second quarter vs. 3.9% in the first quarter) led the cumulative rate to 3.3% reflecting the penetration of certain services in the lowest income groups (vs. 1.2% in the first half of 2007).
Cost contention enabled as slowdown in the OIBDA decline rate vs. the first quarter. Operating income before depreciation and amortisation (OIBDA) in the quarter fell by 17.5% in local currency, resulting in first half revenues of 171 million euros (-18.5% in local currency). The OIBDA margin in the second quarter stood at 36.7%, 0.9 percentage points higher than in the first quarter, boosting the first half margin to 36.2% (vs. 41.1% to June 2007).

[13]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

First half CapEx amounted to 34 million euros, leaving operating cash flow (OIBDA-CapEx) of 136 million euros.
COLOMBIA
Total accesses managed by Telefónica in Colombia exceeded 12.1 million at the end of June 2008, up a solid 20.0% year-on-year, underpinned by the increase in broadband (+135.2% year-on-year) and pay TV accesses (almost a four-fold increase from June 2007) and the sharp growth in wireless customers (+22.9% year-on-year).
Telefónica’s revenues in Colombia grew 0.2% year-on-year in the second quarter in local currency, leading the first half year revenues to 759 million euros with a growth of 1.5% in local currency from June 2007.
Operating income before depreciation and amortisation (OIBDA) grew 3.1% year-on-year in local currency in the second quarter and 8.1% in the first half in local currency to 238 million euros.
First half CapEx mainly devoted to expansive services (mobile, broadband, pay TV) amounted to 147 million euros leaving operating cash flow (OIBDA-CapEx) of 91 million euros.
T. MÓVILES COLOMBIA
The Colombian wireless market hit the 35-million-line mark in June 2008, with an estimated penetration rate of 81% (+14 percentage points vs. June 2007).
It should be noted that the wireless business’ first half results were directly affected by the sharp reduction in interconnection tariffs in December 2007 that stood at around 50% in the case of wireless operators.
At the same time, Telefónica has launched new plans with more competitive tariffs for off-net calls for all client segments, including the “tarifa única nacional” (“single national tariff”; the same tariff for on-net and off-net calls), launched in June for certain contract customers.
In light of this backdrop, Telefónica’s total accesses in Colombia grew 22.9% from June 2007 to 9.4 million, with growth accelerating compared to the first quarter (+16.0% in March). GSM customers account for 88.1% of the total customer base (+16.8 percentage points year-on-year). Gross adds remained strong in the second quarter even accelerating their year-on-year growth vs. the first quarter of 2008 (+61.8% in the second quarter 2007; +45.6% in the first quarter). As a result, gross adds in the first six months topped 2.7 million, up 54.1% from the same period in 2007.
Churn in the quarter stood at 3.4% (0.5 percentage points lower than in the second quarter of 2007), with net adds of 603,926 accesses (more than a nine-fold increase from the second quarter of 2007). Year to date churn stood at 3.3% (0.9 percentage points lower than in June 2007), with cumulative net adds totalling 986,396 (-147,825 in the first half of 2007).
MoU in the second quarter grew 11.6% year-on-year (+21.8% in the first half), reaching 119 minutes in the first half.
In the prepay segment, policies to promote top-ups and ongoing commercial promotions enjoyed notable success, contributing to the year-on-year increase of both MoU and outgoing ARPU in the quarter. For the contract segment, outgoing ARPU remained virtually unchanged in the quarter despite a rise in MoU vs. the same period in 2007.

However, the strong performance of the segments is not reflected in the total company’s global ARPU performance, partly due to the impact of the cut in interconnection tariffs, reflected in the year-on-year fall in incoming ARPU in the quarter (-52.7% in local currency), and the increased weighting of prepay in the customer mix (outgoing ARPU fell 7.0% year-on-year in the quarter in local currency and rose 0.4% in the first half). As a result, ARPU fell 21.1% in the second quarter in local currency (-15.2% in the first half).
As a result, revenues slightly fell 0.5% in the second quarter in local currency, resulting in first half revenues of 423 million euros (+1.0% vs. the first half of 2007 in local currency). This is mainly due to the reduction in interconnection revenues that hit service revenues which show a decline of 2.3% in local currency in the first half. Outgoing customer revenues growth remained strong, rising 10.6% year-on-year in the second quarter in local currency (+16.8% in the first half), reflecting the drive to attract new customers and the strong performance of prepay customers. On the other hand, data revenues to June grew 80.7% year-on- year in local currency, accounting for 5.3% of total service revenues (+2.5 p.p. vs. January-June 2007).
OIBDA totalled 92 million euros in the first half of 2008, with 38.3% year-on-year growth in local currency in the second quarter and 59.1% growth in the first half. This improvement was due to lower interconnection and equipment costs and the impact of the rapid migration to GSM in the first half of 2007. Both OIBDA margins, for the quarter and for the first have of the year, stood at 21.8%, 6.2 percentage points above the second quarter of 2007 and 8.0 percentage points above June 2007.
First half CapEx amounted to 66 million euros, leaving operating cash flow (OIBDA-CapEx) of 26 million euros.
TELEFÓNICA TELECOM
Telefónica Telecom total accesses base stood at 2.8 million accesses at the end of June 2008 (+11.0% year-on-year), underpinned by a strong growth in broadband accesses (+135.2% vs. June 2007), the focus throughout the region of Telefonica to advance in the transformation process of its wireline business as it evidences the significant investment made since the second half of 2007.
It should be highlighted the positive evolution recorded by broadband net adds. Telefónica Telecom reported 55,626 broadband net adds in the second quarter (+81.1% vs. the second quarter of 2007, +46.1% vs. first quarter of 2008), bringing net adds in the first half to 93,693 accesses (+64.4% vs. first half of 2007). The company now manages a total of 293,964 broadband accesses. Year-on-year pay TV accesses growth remained strong (almost four times as many customers as in June 2007), with 112,615 accesses at the end of June 2008 after 39,685 new customers were added in the first half.
The company continues to extend broadband coverage to new towns and cities, cementing its position in areas where it is leader. At the same time it has strengthened its commercial offering, launching higher-speed products in all business segments and focusing on the bundling of products with its Duo and Trio packages.
Revenues to June 2008 stood at 353 million euros, showing a quarterly and cumulative increase of 1.2% year-on-year in local currency. Internet and TV revenues jumped 101.9% in local currency vs. January-June 2007, almost doubling their contribution to total revenues (+15.1% in the first half vs. +7.6% in the same period of 2007). Wireline telephony service revenues fell 11.3% in local currency in the second quarter (-10.9% in local currency in the first half), hit by the reduction in interconnection tariffs (average of -38% in December 2007). Nonetheless, the operator’s bundling strategy is yielding impressive results, with average revenue per access rising 1.5% year-on-year in local currency.

Operating expenses grew 12.7% year-on-year in the first six months in local currency, mainly due to increased supply costs and higher commissions from increased commercial activity in ADSL and TV. Particularly noteworthy is the reduction in bad debt provisions ratio which at the end of the first six months stood at 2.5% (0.8 percentage points lower than in June 2007) vs. 2.8% in the first quarter.
Consequently operating income before depreciation and amortisation (OIBDA) fell in local currency 12.3% in the second quarter of 2008 and 10.1% in the first six months to 146 million euros. The OIBDA margin stood at 41.3% in the first half (vs. 46.5% in the same period in 2007), hit by the increased commercial focus on broadband and television and the change in the revenue mix, where the weighting of traditional telephony — with higher margins — has been reduced, while the weighting of broadband and TV — with lower margins but higher customer loyalty — revenues has increased.
Fist-half CapEx amounted to 81 million euros, leaving operating cash flow (OIBDA-CapEx) of 65 million euros.
MÉXICO
The penetration rate of the Mexican market reached an estimated 68% at the end of June 2008 (+10 percentage points vs. June 2007), with growth increasing slightly from the first quarter.
Telefónica Móviles México continued to reap the benefits of its focus on growth and profitability in the second quarter of 2008, with strong commercial activity underpinned by the success of the “Mother’s Day” campaign in May.
The company reported 1.7 million gross adds in the second quarter of 2008, similar to the figure in the same period of 2007, leveraging the initiatives made on the distribution channel, aimed at improving gross adds quality. This volume of gross adds is a considerable achievement taking into account the higher market penetration. These initiatives, along with commercial actions aimed at boosting top-ups, are reflected in a significant fall in churn to 2.3% in the half year (-0.5 percentage points year-on-year) and 2.1% in the quarter (-0.8 percentage points vs. the second quarter of 2007).
Net adds in the second quarter amounted to 855,630 customers (912,564 in the second quarter of 2007), with 1.6 million new customers added in the first six months vs. 1.7 million added to June 2007.
Telefónica Móviles México’s customer base stood at 14.1 million at the end of June 2008 (of which 825,370 were contract customers), an increase of 38.0% from June 2007. This growth was underpinned by a competitive and flexible commercial offering in the prepay segment.
Total traffic grew strongly compared with the second quarter of 2007, especially outgoing and on-net. MoU in the second quarter of 2008 increased by 5.3% from the same period in 2007, boosted by better commercial offerings that despite lower outgoing prices are recording positive elasticity, allowing total outgoing ARPU in local currency to grow by 0.9% in the second quarter of 2008. This is partially offsetting the lower incoming ARPU due to the reduction in interconnection tariffs. As a result, total ARPU fell 4.3% year-on-year in local currency in the quarter, though it remained virtually stable in the year to date (-0.6%) thanks to the increase in MoU (+11.5%).
Revenues in the second quarter rose 29.7% year-on-year in local currency and by 34.1% in the first six months to 784 million euros. Service revenue growth remained strong (+34.0% in the quarter and +40.5% in the half year), underpinned by the sharp growth of outgoing revenues (+43.5% in local currency vs. the second quarter of 2007; +53.3% in the first half of the year), driven by the steady growth of on-net traffic. Incoming revenues advanced 16.2% year-on-year in the second quarter of 2008 and by 17.2% in the half year despite the 9.7% reduction in wireless termination rates in January 2008.

Operating income before depreciation and amortisation (OIBDA) in the second quarter of 2008 reflected both solid revenue growth and, to a large extent, the efficiency gains achieved through higher economies of scale. Operating costs grew 9.4% year-on-year in local currency in the second quarter, far below revenue growth. OIBDA almost tripled from the second quarter of 2007 in local currency, leaving a margin of 25.7% (+14.1 percentage points year-on-year). OIBDA totalled 175 million euros to June 2008, over three times the amount for the same period a year earlier, leaving a margin of 22.4% (+13.0 percentage points vs. the first half of 2007).
CapEx amounted to 137 million euros to June 2008, resulting in operating cash flow (OIBDA-CapEx) of 38 million euros, a significant improvement on the same period in 2007 (-3 million euros).
VENEZUELA
Penetration of the Venezuelan wireless market stood at an estimated 93% in the first half of 2008, up 15 percentage points from June 2007.
Telefónica again reported strong operating growth in Venezuela in the second quarter of 2008, underpinned by the successful Mother’s Day campaign, with gross adds doubling from the first quarter of the year. Over the course of this campaign the company continued with its strategy of offering a wider range of handsets and boosted wireless broadband and fixed wireless sales. Wireless broadband gross adds more than doubled vs. the same period a year earlier while new fixed wireless customers almost tripled.
Churn in the second quarter fell by 0.2 percentage points vs. the second quarter of 2007 to 2.7% (2.8% in the first half) amid rapid migration to GSM. This reduction was made possible by better retention policies, with initiatives segmented according to the usage profiles of each customer.
As a result, net wireless adds rose sharply from the first quarter to 530,124 customers (600,241 in the second quarter of 2007), bringing the half-year total to 407,199 new customers (830,226 in the first half of 2007).
Telefónica Móviles Venezuela had a total of 11.1 million accesses at the end of June 2008 (+13.7% vs. June 2007), underpinned by its wireless customer base (+11.6%) and the sharp growth in fixed wireless (+34.1%). GSM customers now account for 48.0% of the total wireless customer base (+27.4 percentage points vs. June 2007).
MoU advanced 1.7% year-on-year in the second quarter and remained virtually unchanged in June vs. the same period in 2007 at 129 minutes. ARPU, which rose sharply in the second quarter (+8.2% vs. the same period in 2007), advanced 6.8% in the first six months of the year in local currency. Particularly noteworthy is the growth in data revenues (+32.7% vs. the first half of 2007), which accounted for 20.2% of first-half service revenues (+1.9 percentage points year-on-year).
Second-quarter revenues grew 18.1% year-on-year in local currency, with first-half revenues advancing 21.5% to 1,186 million euros. Underpinning this growth was the advance in service revenues (+20.3% in local currency vs. January-June 2007; +20.3% in the second quarter), which outpaced customer growth. The solid service revenue growth was driven by the improvement in total outgoing wireless ARPU (+11.2% in local currency vs. the first half of 2007), allowing growth in outgoing revenues (+27.1% vs. the second quarter of 2007 and +27.8% in the half year) to offset the decline in incoming wireless revenues due to the reduction in mobile termination rates (-34% since July 2007).

Operating income before depreciation and amortisation (OIBDA) grew 31.9% in the second quarter in local currency, with first-half OIBDA totalling 533 million euros (+30.7% in local currency vs. the first half of 2007), driven by higher revenues and commercial savings deriving from lower unit subsidies. The OIBDA margin in the quarter stood at 42.2%, up 4.5 percentage points from the second quarter of 2007, and 44.9% in the year to date (+3.2 percentage points vs. the first half of 2007).
Fist-half CapEx amounted to 60 million euros, leaving operating cash flow (OIBDA-CapEx) of 473 million euros.
CENTRAL AMERICA
Penetration levels grew sharply in the Central American market and stood at 75% in June 2008 (+20 percentage points vs. June 2007).
Particularly noteworthy in this context is the rise in gross adds in the second quarter at Telefónica’s operators in Panama (+27.5% vs. the second quarter of 2007) and Nicaragua (+27.5% year-on-year), boosting gross adds in the region by 14.4% in the first half 2008 vs. the same period a year earlier.
Telefónica had almost 6 million customers in Central America at the end of June 2008, posting year-on-year growth of 29.7% after adding 273,567 new wireless customers in the quarter and 520,377 in the first half of the year.
This growth was fuelled by the effectiveness of commercial campaigns (Mother’s Day) over the quarter in three of the four countries, with promotions of minutes in certain days of the month, as well as flat-tariff rates that boost usage and increase the loyalty of the customers who sign up to them.
Second-quarter revenues advanced 3.9% in constant terms vs. the same period in 2007 and by 6.1% in the first half of 2008 to 272 million euros. Service revenues (+5.6% vs. the second quarter of 2007) extended the positive trend seen in previous quarters and rose 8.6% in the first half, underpinned by the strength of outgoing revenues (+19.4% in constant terms vs. the first half of 2007).
Despite the increase in commercial activity in the region, operating income before depreciation and amortisation (OIBDA) in the April-June 2008 period grew 4.4% vs. the same period in 2007 in constant terms and 11.4% in the year to date to top 95 million euros. The OIBDA margin increased by 1.7 percentage points year-on-year in the first half of 2008 to 34.9%.
First half Capex amounted to 25 million euros, leaving operating cash flow (OIBDA-CapEx) of 70 million euros.
ECUADOR
The wireless market in Ecuador continued to grow at a strong pace, with penetration estimated at 76% at the end of June 2008 (+9 percentage points vs. June 2007).
Telefónica Móviles Ecuador reported net wireless adds of 186,357 accesses in the second quarter of 2008 and 281,106 net adds in the first half. It managed a total of 2.9 million wireless customers in June 2008, year-on-year growth of 8.3% fuelled by higher gross adds vs. the previous year and ongoing improvements to the coverage and reach of its distribution network. GSM customers now account for 78.4% of the total (+18.6 percentage points vs. June 2007).

Revenues advanced 25.0% year-on-year in local currency in the second quarter, significantly outpacing the growth in the customer base, and by 21.8% in the first half in local currency to 146 million euros. The strong revenue performance is due to the surge in wireless service revenues vs. previous quarters (+24.7% in local currency vs. the second quarter of 2007, +20.0% in the first half), underpinned by strong outgoing revenues (+23.8% in the first half) thanks to a better quality customer base.
Operating income before depreciation and amortisation (OIBDA) grew by 32.4% year-on-year in local currency in the second quarter, with first-half revenues up 23.5% at 36 million euros. The OIBDA margin stood at 24.6% in June 2008 (+0.3 percentage points year-on-year), with growth in operating expenses (+20.5% in local currency vs. January-June 2007) lower than revenue growth despite higher commercial costs associated with the increase in commercial activity.
First half CapEx amounted to 16 million euros, leaving operating cash flow (OIBDA-CapEx) of 20 million euros.
TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES
TIWS maintained strong growth across all its business lines in the first half of 2008. Revenues in the period totalled 154 million euros, up 23.5% year-on-year in constant euros, in line with the growth reported in the first quarter.
International IP capacity revenues (47% of total revenues) grew 14.8% in constant euros from the first half of 2007, with the other business lines also posting strong growth in constant euros: bandwidth capacity (+57.9%), virtual private networks (+28.5%) and satellite services (+8.0%).
Revenue growth underpinned an improvement in operating income before depreciation and amortisation (OIBDA), which stood at 48 million euros (+13.2% in constant euros), leaving an OIBDA margin of 31.0%.

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
Final Clients Accesses	121,773.0	126,423.0	134,041.8	137,612.4	147,845.8	21.4
Fixed telephony accesses (1)	25,268.5	25,411.4	25,381.0	25,595.4	25,757.6	1.9
Internet and data accesses	6,467.8	6,803.4	6,954.8	7,099.9	7,275.1	12.5
Narrowband (2)	1,989.8	2,000.6	1,815.6	1,752.9	1,635.3	(17.8)
Broadband (3) (4)	4,380.4	4,703.5	5,035.9	5,237.2	5,525.8	26.1
Other (5)	97.6	99.3	103.4	109.8	114.0	16.8
Mobile accesses (6)	89,237.2	93,328.2	100,542.2	103,676.7	113,459.6	27.1
Contract	73,654.3	77,117.4	83,162.9	85,634.0	93,527.9	27.0
Pre-Pay	15,582.9	16,210.8	17,379.3	18,042.7	19,931.7	27.9
Pay TV	799.6	880.0	1,163.8	1,240.4	1,353.6	69.3

Wholesale Accesses	64.5	64.1	62.6	56.0	57.6	(10.7)

Total Accesses	121,837.5	126,487.1	134,104.4	137,668.4	147,903.4	21.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil, Telefónica de Argentina, Terra Guatemala and Terra México.

(4)	Includes ADSL, optical fiber, cable modem, broadband circuits and Telefónica de Argentina ISP in the North part of the country.

(5)	Retail circuits other than broadband.

(6)	Includes accesses of Telemig from April 2008.

Notes:

-
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Revenues	10,531	9,628	9.4	5,373	4,944	8.7
Internal exp capitalized in fixed assets	56	46	21.8	34	25	36.1
Operating expenses	(6,839)	(6,353)	7.6	(3,543)	(3,314)	6.9
Other net operating income (expense)	72	82	(12.3)	73	65	13.7
Gain (loss) on sale of fixed assets	12	(12)	C.S.	17	(41)	C.S.
Impairment of goodwill and other assets	(0)	0	C.S.	0	0	N.M.
Operating income before D&A (OIBDA)	3,831	3,391	13.0	1,954	1,677	16.5
OIBDA Margin	36.4%	35.2%	1.2 p.p.	36.4%	33.9%	2.4 p.p.
Depreciation and amortization	(1,781)	(1,703)	4.5	(890)	(862)	3.2
Operating income (OI)	2,050	1,687	21.5	1,064	815	30.6

Note:

-	OIBDA and OI before management and brand fees.

-	Starting April 2008, Vivo consolidates Telemig.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
BRAZIL
Final Clients Accesses	45,344.4	46,607.3	48,963.1	49,906.5	56,098.3	23.7
Fixed telephony accesses (1)	12,031.3	12,019.0	11,960.0	11,931.9	11,893.5	(1.1)
Internet and data accesses	3,072.6	3,259.5	3,288.6	3,369.3	3,423.1	11.4
Narrowband	1,201.1	1,262.3	1,155.9	1,133.6	1,055.2	(12.1)
Broadband (2)	1,813.0	1,937.3	2,069.6	2,167.7	2,297.1	26.7
Other (3)	58.6	59.9	63.1	68.0	70.8	21.0
Mobile accesses (4)	30,240.5	31,320.2	33,483.5	34,323.0	40,434.8	33.7
Pre-Pay	24,549.4	25,456.8	27,236.4	27,849.8	32,689.9	33.2
Contract	5,691.1	5,863.5	6,247.1	6,473.2	7,745.0	36.1
Pay TV	0.0	8.5	230.9	282.3	346.9	N.M.

Wholesale Accesses	38.1	37.4	37.4	34.1	35.0	(8.0)

Total Accesses	45,382.5	46,644.7	49,000.5	49,940.5	56,133.3	23.7

ARGENTINA
Final Clients Accesses	18,112.1	18,812.2	19,462.1	19,587.3	19,999.2	10.4
Fixed telephony accesses (1)	4,759.8	4,747.4	4,682.5	4,664.2	4,656.1	(2.2)
Fixed wireless	126.3	114.3	104.3	98.1	90.1	(28.7)
Internet and data accesses	1,069.5	1,101.3	1,149.9	1,168.3	1,234.6	15.4
Narrowband	392.9	363.6	312.2	264.5	249.4	(36.5)
Broadband (2)	659.0	719.7	819.3	885.3	966.4	46.7
Other (3)	17.7	18.1	18.4	18.5	18.9	6.7
Mobile accesses	12,282.7	12,963.5	13,629.7	13,754.8	14,108.4	14.9
Pre-Pay	8,112.8	8,553.1	8,836.0	8,865.6	9,003.9	11.0
Contract	4,169.9	4,410.4	4,793.7	4,889.2	5,104.6	22.4

Wholesale Accesses	8.7	8.9	9.3	9.4	9.8	12.0

Total Accesses	18,120.8	18,821.2	19,471.4	19,596.8	20,009.0	10.4

CHILE
Final Clients Accesses	8,909.3	9,077.8	9,361.7	9,482.8	9,709.4	9.0
Fixed telephony accesses (1)	2,174.4	2,172.7	2,172.4	2,140.1	2,148.1	(1.2)
Internet and data accesses	636.0	656.0	686.8	679.1	709.3	11.5
Narrowband	52.5	40.1	31.8	22.1	20.7	(60.5)
Broadband (2)	574.1	606.9	646.0	648.1	679.8	18.4
Other (3)	9.5	9.0	8.9	8.8	8.8	(6.8)
Mobile accesses	5,927.5	6,051.9	6,282.7	6,432.0	6,611.3	11.5
Pre-Pay	4,557.9	4,591.4	4,742.2	4,797.1	4,850.0	6.4
Contract	1,369.6	1,460.5	1,540.5	1,634.9	1,761.3	28.6
Pay TV	171.4	197.3	219.9	231.6	240.8	40.5

Wholesale Accesses	17.2	17.3	15.4	12.1	12.4	(28.0)

Total Accesses	8,926.5	9,095.1	9,377.2	9,494.9	9,721.8	8.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes accesses of Telemig from April 2008.

Notes:

-
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
PERU
Final Clients Accesses	10,152.5	11,199.0	12,173.8	12,839.9	13,542.8	33.4
Fixed telephony accesses (1)	2,675.7	2,809.7	2,843.4	2,867.7	2,893.1	8.1
Fixed wireless	118.1	257.1	290.0	321.4	349.2	N.M.
Internet and data accesses	581.8	608.4	623.1	639.4	672.4	15.6
Narrowband	44.2	42.4	40.3	33.9	34.1	(22.9)
Broadband (2)	527.8	555.9	572.1	594.2	626.8	18.8
Other (3)	9.7	10.2	10.7	11.2	11.5	18.7
Mobile accesses	6,295.0	7,152.9	8,067.3	8,699.4	9,324.0	48.1
Pre-Pay	5,570.7	6,389.7	7,238.1	7,826.1	8,411.1	51.0
Contract	724.4	763.2	829.2	873.3	912.9	26.0
Pay TV	600.0	628.0	640.0	633.4	653.2	8.9

Wholesale Accesses	0.5	0.5	0.5	0.4	0.4	(13.8)

Total Accesses	10,153.0	11,199.5	12,174.3	12,840.3	13,543.2	33.4

COLOMBIA
Final Clients Accesses	10,095.6	10,105.5	10,973.8	11,484.3	12,116.7	20.0
Fixed telephony accesses (1)	2,330.5	2,340.3	2,328.5	2,396.7	2,349.9	0.8
Internet and data accesses	125.0	167.5	200.3	240.0	295.7	136.6
Narrowband	0.0	0.0	0.0	0.3	0.3	N.M.
Broadband (2)	125.0	167.5	200.3	238.3	294.0	135.2
Other (3)	0.0	0.0	0.0	1.3	1.5	N.M.
Mobile accesses	7,611.8	7,551.5	8,372.1	8,754.5	9,358.5	22.9
Pre-Pay	5,887.0	5,867.4	6,612.9	6,931.7	7,506.0	27.5
Contract	1,724.8	1,684.1	1,759.2	1,822.8	1,852.5	7.4
Pay TV	28.3	46.2	72.9	93.0	112.6	N.M.
Total Accesses	10,095.7	10,105.5	10,973.8	11,484.3	12,116.7	20.0

MEXICO
Mobile accesses	10,230.0	11,069.5	12,534.1	13,258.6	14,114.2	38.0
Pre-Pay	9,655.2	10,446.9	11,833.7	12,492.6	13,288.9	37.6
Contract	574.8	622.6	700.4	766.0	825.4	43.6
Fixed wireless	2.8	3.2	3.6	47.7	62.5	N.M.
Total Accesses	10,232.8	11,072.7	12,537.6	13,306.3	14,176.7	38.5

VENEZUELA
Mobile accesses	8,819.9	8,902.5	9,434.0	9,311.1	9,841.2	11.6
Pre-Pay	8,345.1	8,392.2	8,900.3	8,771.8	9,238.5	10.7
Contract	474.7	510.3	533.7	539.3	602.7	27.0
Fixed wireless	926.8	937.5	995.9	1,043.6	1,242.5	34.1
Total Accesses	9,746.6	9,840.0	10,429.9	10,354.7	11,083.8	13.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

Notes:

-
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	365.6	380.1	393.4	419.3	429.2	17.4
Fixed Wireless	246.2	259.8	268.2	272.4	281.4	14.3
Internet and data accesses	22.3	22.2	22.0	20.9	20.1	(10.1)
Broadband (3)	20.2	20.0	19.8	19.1	18.2	(9.9)
Other (4)	2.1	2.2	2.2	1.9	1.8	(12.1)
Mobile accesses	4,223.2	4,617.5	5,009.9	5,256.6	5,530.2	30.9
Pre-Pay	3,856.6	4,240.8	4,628.6	4,881.7	5,152.1	33.6
Contract	366.6	376.7	381.2	375.0	378.1	3.1
Total Accesses	4,611.1	5,019.8	5,425.3	5,696.9	5,979.5	29.7

ECUADOR
Mobile accesses	2,643.5	2,651.7	2,581.1	2,675.8	2,862.2	8.3
Pre-Pay	2,275.2	2,272.1	2,177.5	2,251.9	2,406.4	5.8
Contract	368.2	379.6	403.6	423.9	455.8	23.8
Fixed Wireless	1.5	1.5	1.3	83.6	82.7	N.M.
Total Accesses	2,645.0	2,653.2	2,582.4	2,759.4	2,944.9	11.3

URUGUAY
Mobile accesses	963.1	1,047.0	1,147.8	1,210.8	1,274.7	32.4
Pre-Pay	844.3	907.0	957.0	965.8	981.3	16.2
Contract	118.8	140.0	190.8	245.0	293.5	147.1
Total Accesses	963.1	1,047.0	1,147.8	1,210.8	1,274.7	32.4

(1)	Includes Guatemala, Panamá, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes ADSL, optical fiber and broadband circuits.

(4)	Retail circuits other than broadband.

Notes:

-
As of 31 December 2006, Group accesses have been reclassified, including “fixed wireless” accesses under the caption of fixed telephony. These accesses were previously classified, depending on the country, under mobile or fixed accesses.

-	As of 1 January 2008, “fixed wireless” public telephony accesses are included under the caption of fixed telephony accesses.

TELEFÓNICA LATINOAMERICA
OPERATING DATA BY COUNTRY
Unaudited figures

	2007			2008
	Q2	Q3	Q4	Q1	Q2	% Var Local Cur
BRAZIL (1)
MoU (minutes)	77	77	80	75	94	22.5
ARPU (EUR)	11.7	12.3	12.3	11.7	10.9	(7.0)

ARGENTINA
MoU (minutes)	60	65	67	64	78	30.0
ARPU (EUR)	8.3	8.4	8.5	7.9	8.1	14.0

CHILE
MoU (minutes)	100	106	119	120	122	21.7
ARPU (EUR)	11.6	11.9	13.0	13.5	12.2	9.0

PERU
MoU (minutes)	91	85	94	97	88	(3.7)
ARPU (EUR)	7.8	7.2	6.4	6.4	5.8	(23.9)

COLOMBIA
MoU (minutes)	107	117	129	125	120	11.6
ARPU (EUR)	9.4	9.2	8.9	7.3	7.3	(21.1)

MÉXICO
MoU (minutes)	142	145	164	142	149	5.3
ARPU (EUR)	9.6	9.3	9.2	8.6	8.2	(4.3)

VENEZUELA
MoU (minutes)	130	133	136	125	132	1.7
ARPU (EUR)	16.4	16.3	16.5	15.1	15.3	8.2

CENTRAL AMERICA
MoU (minutes)	150	140	139	127	129	(14.3)
ARPU (EUR)	10.3	9.5	8.6	7.8	7.0	(18.0)

ECUADOR
MoU (minutes)	44	49	58	67	80	83.0
ARPU (EUR)	6.7	6.7	6.2	6.3	6.3	9.6

URUGUAY
MoU (minutes)	46	51	70	82	101	117.3
ARPU (EUR)	7.4	7.8	8.7	8.3	8.1	4.3

(1)	Includes Telemig from April 2008.

Note:	MoU and ARPU calculated as a monthly quarterly average.

TELEFÓNICA LATINOAMERICA
OPERATING DATA BY COUNTRY
Unaudited figures

	January - June
	2008	2007	% Var Local Cur
BRAZIL (1)
MoU (minutes)	85	76	12.4
ARPU (EUR)	11.4	11.4	(4.0)

ARGENTINA
MoU (minutes)	72	60	20.2
ARPU (EUR)	8.0	8.6	8.3

CHILE
MoU (minutes)	121	99	22.5
ARPU (EUR)	12.9	11.5	12.2

PERU
MoU (minutes)	91	88	3.1
ARPU (EUR)	6.1	7.9	(19.9)

COLOMBIA
MoU (minutes)	119	98	21.8
ARPU (EUR)	7.3	8.6	(15.2)

MÉXICO
MoU (minutes)	146	131	11.5
ARPU (EUR)	8.4	9.4	(0.6)

VENEZUELA
MoU (minutes)	129	129	(0.1)
ARPU (EUR)	15.2	16.4	6.8

CENTRAL AMERICA
MoU (minutes)	128	148	(13.9)
ARPU (EUR)	7.4	10.5	(19.3)

ECUADOR
MoU (minutes)	74	42	76.4
ARPU (EUR)	6.3	6.7	8.0

URUGUAY
MoU (minutes)	92	49	86.7
ARPU (EUR)	8.2	7.8	1.1

(1)	Includes Telemig from April 2008.

Note:	MoU and ARPU calculated as a monthly H1 average.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - June				April - June
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
BRAZIL
Revenues	4,205	3,690	13.9	8.8	2,165	1,889	14.6	10.9
OIBDA	1,608	1,505	6.8	2.0	831	746	11.4	7.9
OIBDA margin	38.2%	40.8%	(2.6 p.p. )		38.4%	39.5%	(1.1 p.p. )
CapEx	704	405	73.9	66.2	509	235	116.3	109.0
OpCF (OIBDA-CapEx)	903	1,100	(17.9)	(21.6)	322	511	(37.0)	(38.9)

Vivo (1)
Revenues	1,379	1,102	25.2	19.6	735	576	27.7	23.5
OIBDA	356	279	27.8	22.1	166	125	33.3	29.6
OIBDA margin	25.8%	25.3%	0.5 p.p.		22.6%	21.6%	1.0 p.p.
CapEx	360	105	N.M.	N.M.	312	63	N.M.	N.M.
OpCF (OIBDA-CapEx)	(3)	173	C.S.	C.S.	(146)	62	C.S.	C.S.

Telesp
Revenues	3,022	2,758	9.6	4.7	1,523	1,399	8.9	5.4
OIBDA	1,232	1,227	0.4	(4.1)	645	622	3.7	0.5
OIBDA margin	40.7%	44.5%	(3.7 p.p. )		42.4%	44.5%	(2.1 p.p. )
CapEx	345	300	15.0	9.9	196	172	13.9	10.0
OpCF (OIBDA-CapEx)	887	927	(4.3)	(8.6)	449	449	(0.2)	(3.2)

ARGENTINA
Revenues	1,142	1,113	2.7	19.9	583	552	5.6	23.8
OIBDA	386	402	(4.0)	12.2	199	181	9.7	28.2
OIBDA margin (2)	32.8%	34.7%	(2.0 p.p. )		33.1%	31.5%	1.6 p.p.
CapEx	125	123	2.3	19.5	73	81	(9.5)	6.3
OpCF (OIBDA-CapEx)	261	280	(6.7)	9.0	125	100	25.3	45.8

T. Moviles Argentina
Revenues	711	662	7.4	25.5	363	325	11.7	30.8
OIBDA	198	176	12.6	31.5	101	78	29.5	51.4
OIBDA margin	27.8%	26.5%	1.3 p.p.		27.8%	23.9%	3.8 p.p.
CapEx	36	50	(28.3)	(16.3)	25	36	(32.5)	(21.0)
OpCF (OIBDA-CapEx)	162	125	29.0	50.8	76	41	84.1	113.7

Telefónica de Argentina
Revenues	472	496	(4.7)	11.3	239	249	(4.3)	12.3
OIBDA	189	227	(16.8)	(2.8)	98	103	(5.6)	10.4
OIBDA margin (2)	34.7%	39.0%	(4.4 p.p. )		35.7%	35.4%	0.3 p.p.
CapEx	89	72	23.7	44.6	49	45	9.3	28.4
OpCF (OIBDA-CapEx)	100	155	(35.6)	(24.8)	49	59	(16.9)	(3.2)

CHILE
Revenues	989	864	14.5	15.2	484	440	10.0	13.5
OIBDA	368	329	12.0	12.6	178	165	8.4	12.0
OIBDA margin	37.3%	38.1%	(0.8 p.p. )		36.9%	37.4%	(0.5 p.p. )
CapEx	188	193	(2.6)	(2.0)	104	115	(9.7)	(7.3)
OpCF (OIBDA-CapEx)	180	136	32.6	33.4	74	49	50.6	56.9

T. Móviles Chile
Revenues	532	430	23.6	24.3	258	221	16.9	20.7
OIBDA	196	149	32.0	32.7	96	77	24.8	28.9
OIBDA margin	36.9%	34.5%	2.3 p.p.		37.2%	34.9%	2.4 p.p.
CapEx	107	111	(3.7)	(3.1)	62	70	(10.4)	(8.2)
OpCF (OIBDA-CapEx)	89	37	138.2	139.5	34	7	N.M.	N.M.

Telefónica Chile
Revenues	502	474	5.8	6.4	246	240	2.6	6.0
OIBDA	173	181	(4.7)	(4.2)	82	88	(6.8)	(3.7)
OIBDA margin	34.4%	38.2%	(3.8 p.p. )		33.4%	36.8%	(3.4 p.p. )
CapEx	81	82	(1.1)	(0.5)	42	46	(8.6)	(5.8)
OpCF (OIBDA-CapEx)	92	99	(7.7)	(7.2)	41	43	(5.0)	(1.3)

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - June				April - June
	2008	2007	% Chg	% Var Local Cur	2008	2007	% Chg	% Var Local Cur
PERU
Revenues	757	743	1.8	5.1	380	372	2.1	4.9
OIBDA	277	285	(3.1)	(0.0)	144	138	4.8	7.5
OIBDA margin	36.6%	38.4%	(1.9 p.p. )		38.0%	37.0%	1.0 p.p.
CapEx	66	93	(28.7)	(26.5)	37	64	(42.6)	(40.8)
OpCF (OIBDA-CapEx)	210	192	9.3	12.7	108	74	45.5	48.5

T. Móviles Perú
Revenues	342	276	23.6	27.5	176	143	22.5	26.0
OIBDA	105	69	53.4	58.2	59	31	88.7	93.1
OIBDA margin	30.9%	24.9%	6.0 p.p.		33.4%	21.7%	11.7 p.p.
CapEx	32	50	(36.2)	(34.2)	13	36	(62.8)	(61.5)
OpCF (OIBDA-CapEx)	74	19	N.M.	N.M.	45	(5)	C.S.	C.S.

Telefónica del Perú (1)
Revenues	471	526	(10.4)	(7.6)	232	259	(10.5)	(8.1)
OIBDA	171	216	(20.9)	(18.5)	85	106	(19.6)	(17.5)
OIBDA margin	36.2%	41.1%	(4.8 p.p. )		36.7%	40.9%	(4.1 p.p. )
CapEx	34	43	(20.0)	(17.5)	23	28	(16.1)	(13.7)
OpCF (OIBDA-CapEx)	136	173	(21.2)	(18.7)	62	78	(20.9)	(18.8)

COLOMBIA
Revenues	759	746	1.8	1.5	391	394	(0.7)	0.2
OIBDA	238	220	8.4	8.1	117	115	2.2	3.1
OIBDA margin	31.4%	29.5%	1.9 p.p.		30.0%	29.1%	0.9 p.p.
CapEx	147	67	118.4	117.8	113	53	112.9	113.0
OpCF (OIBDA-CapEx)	91	152	(40.3)	(40.4)	4	62	(93.4)	(96.1)

T. Móviles Colombia
Revenues	423	417	1.3	1.0	219	223	(1.4)	(0.5)
OIBDA	92	58	59.6	59.1	48	35	38.1	38.3
OIBDA margin	21.8%	13.9%	8.0 p.p.		21.8%	15.6%	6.2 p.p.
CapEx	66	26	157.4	156.7	53	22	141.5	141.1
OpCF (OIBDA-CapEx)	26	32	(18.6)	(18.9)	(5)	13	C.S.	C.S.

Telefónica Telecom
Revenues	353	348	1.5	1.2	181	181	0.1	1.2
OIBDA	146	162	(9.9)	(10.1)	69	80	(13.3)	(12.3)
OIBDA margin	41.3%	46.5%	(5.2 p.p. )		38.2%	44.1%	(5.9 p.p. )
CapEx	81	42	94.4	93.8	60	31	92.7	93.1
OpCF (OIBDA-CapEx)	65	120	(46.0)	(46.2)	9	49	(81.0)	(82.4)

MEXICO (T. Móviles Mexico)
Revenues	784	653	20.1	34.1	394	338	16.6	29.7
OIBDA	175	61	185.7	n.s.	101	39	159.7	189.3
OIBDA margin	22.4%	9.4%	13.0 p.p.		25.7%	11.5%	14.1 p.p.
CapEx	137	64	113.6	138.5	120	27	N.M.	N.M.
OpCF (OIBDA-CapEx)	38	(3)	C.S.	C.S.	(19)	12	C.S.	C.S.

VENEZUELA (T. Móviles Venezuela)
Revenues	1,186	1,123	5.6	21.5	614	603	1.9	18.1
OIBDA	533	469	13.6	30.7	259	228	13.9	31.9
OIBDA margin	44.9%	41.8%	3.2 p.p.		42.2%	37.8%	4.5 p.p.
CapEx	60	94	(35.7)	(26.0)	30	67	(55.1)	(47.5)
OpCF (OIBDA-CapEx)	473	376	25.8	44.8	229	161	42.6	64.6

CENTRAL AMERICA (2)
Revenues	272	297	(8.2)	N.C.	134	150	(10.4)	N.C.
OIBDA	95	99	(3.4)	N.C.	47	52	(9.8)	N.C.
OIBDA margin	34.9%	33.2%	1.7 p.p.		34.8%	34.6%	0.2 p.p.
CapEx	25	38	(33.2)	N.C.	23	20	14.1	N.C.
OpCF (OIBDA-CapEx)	70	61	15.1	N.C.	24	32	(25.2)	N.C.

ECUADOR (T. Móviles Ecuador)
Revenues	146	138	5.9	21.8	77	71	8.0	25.0
OIBDA	36	34	7.4	23.5	20	17	14.7	32.4
OIBDA margin	24.6%	24.3%	0.3 p.p.		25.6%	24.1%	1.5 p.p.
CapEx	16	15	2.9	18.4	13	12	6.9	23.1
OpCF (OIBDA-CapEx)	20	18	11.1	27.9	7	5	31.4	52.0

Note:	OIBDA is presented before management and brand fees.

(1)	Telefónica del Perú includes Cable Mágico.

(2)	Includes Guatemala, Panamá, El Salvador and Nicaragua.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - June					April - June
	2008	2007	% Chg		% Var Local Cur	2008	2007	% Chg	% Var Local Cur
URUGUAY (T. Móviles Uruguay)
Revenues	68	47	45.0		40.5	34	22	52.6	45.6
OIBDA	20	11	75.8		70.3	8	5	75.2	66.3
OIBDA margin	29.0%	23.9%	5.1 p.p.			24.3%	21.1%	3.1 p.p.
CapEx	8	4	112.9		106.2	3	2	78.0	68.4
OpCF (OIBDA-CapEx)	12	7	57.1		52.2	5	3	73.8	65.3

TIWS
Revenues	154	133	16.6		23.5	79	68	16.0	22.9
OIBDA	48	45	6.2		13.2	22	23	(2.1)	5.1
OIBDA margin	31.0%	34.0%	(3.0 p.p.	)		28.3%	33.6%	(5.2 p.p. )
CapEx	13	20	(36.3)		(31.8)	10	20	(48.4)	(41.7)
OpCF (OIBDA-CapEx)	35	25	41.4		50.6	12	3	N.M.	N.M.

Note:	OIBDA is presented before management and brand fees.

RESULTS BY REGIONAL BUSINESS UNITS
Telefonica Europe
Telefonica Europe maintained its momentum in the second quarter of 2008, adding 0.8 million mobile customers (+44.0% year-on-year) and 1.3 million in the first half (+13.5% year-on-year). As a result, Telefonica Europe grew its total mobile customer base (+8.8% year-on-year) by over 3 million compared to June 2007, driven by the solid performance in the contract segment(+14.9% year-on-year). At the end of June 2008, Telefonica Europe’s total customer base reached 43.8 million (+9.8% year-on-year).
Revenues for the second quarter were flat year-on-year, while for the first half they showed a year-on-year decline of 0.9% to reach 7,006 million euros. Excluding the impact of foreign exchange rates and the exit of Airwave in April 2007, the strong operational performance in the quarter led to continued solid revenue growth, with a year-on-year increase of 6.1% in the second quarter (stable over the previous quarter) and a 6.2% for the first half.
Operating income before depreciation and amortization (OIBDA) in the second quarter of 2008 recorded a decline of 48.2% year-on-year, mainly due to the proceeds from the disposal of Airwave, booked in the second quarter last year (+1,296 million euros), along with the weaker sterling/euro exchange rate, as well as restructuring charges taken in the second quarter 2007 (-114 million euros). In the second quarter of 2008 there were also net gains related to the real estate in the Czech Republic (+26 million euros) plus 114 million euros as a result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialised. For the first half, reported OIBDA was 2,033 million euros, a year-on-year decline of 34.4%.
On a like for like basis1, OIBDA would have grown by 4.0% year-on-year for the first half, mainly as a result of the higher commercial activity in wireless and DSL as compared with last year.
OIBDA margin was 31.7% in the second quarter, 0.9 percentage points lower than the second quarter of 2007 on like for like basis1. OIBDA margin for the first half was 29.0%, 0.6 percentage points lower than the same period last year on like for like basis1.
CapEx for the first half was 856 million euros, a decline of 11.1% as a result of the weaker sterling/euro exchange rate and lower spend in Germany during the first quarter, due mainly to timing differences, though in the second quarter CapEx increased over the previous quarter as the mobile network build accelerated in Germany.
Operating cash flow (OIBDA-CapEx) for the first half totalled 1,177 million euros, an increase of 11.5% year-on-year on like for like1 basis.

[1]
Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

TELEFONICA O2 UK
With a continued focus on capturing profitable growth, Telefonica O2 UK achieved very strong net mobile customer additions of 274,571 in the second quarter (over 8 times the second quarter of 2007 figure), taking the total mobile base to 18.7 million (excluding Tesco Mobile) representing growth of 5.0% year-on-year. Net mobile adds in the first half reached 295,723 (+95.2% year-on-year).
A total of 137,596 net contract customers were added in the quarter, 80.8% higher than in the second quarter of 2007, driven by iPhone and strong traditional handset connections, along with improved churn. After adding 343,981 contract customers in the first half (+120.5% year-on-year), at the end of June, contract customers made up 38.3% of the total base (35.8% in June 2007), highlighting the mature prepay market and prepay to contract migration driven by SIM-only tariffs such as “O2 Simplicity”.
The number of prepay customers grew by 136,975 during the quarter (compared to declines of 42,240 in the second quarter 2007 and 185,233 in the first quarter of 2008) to reach a base of 11.5 million.
Churn showed a very good performance. Contract churn continued to improve, falling to 1.4% in the quarter from 1.8% in the same period last year and 1.5% in the first quarter 2008, driven by retention activity and handset upgrades, which rose by over 10% year-on-year. Blended churn fell to 2.4% in the second quarter, from 2.8% in the second quarter of 2007 and 3.0% in the first quarter 2008, leaving this figure for the first half of the year at 2.7%, flat year-on-year.
MoU in the quarter continued to grow, +10.4% year-on-year in the second quarter, totaling 203 minutes in the first half of the year (+10.2% year-on-year), stimulated by customer propositions such as “Unlimited” offering free on net calls.
Telefonica O2 UK’s total ARPU in the second quarter was 2.0% higher than the same period last year in local currency, reflecting the increased proportion of contract customers in the base, customer adoption of new products and services and the continued growth in data ARPU, with voice ARPU broadly flat. ARPU for the first half was 30.6 euros, representing a year-on-year growth of 3.7% in local currency. The lower growth compared with the first quarter is mainly driven by the lower contract ARPU (-1.0% year-on-year in the first half in local currency), as a result of migrations from prepay, the adoption of SIM-only tariffs and the optimizing behaviour of customers when using bundles in the current operating environment. Prepay ARPU grew by 3.6% in local currency in the first half of the year reflecting the focus on higher value customers taking one of the recently updated portfolio of prepay tariffs with free allowances of minutes, texts or both depending on how much the customer tops-up each month.
Data ARPU was 12.1% year-on-year higher in local currency than the second quarter last year, driven by growth in text message volumes (+41.4% year-on-year), as well as increasing usage of the mobile Internet, with growth in non-SMS revenues of 46.1% year-on-year in local currency. Data ARPU for the first half was 10.5 euros, with a year-on-year growth of 10.8% in local currency.
Telefonica O2 UK’s DSL broadband service registered 62,800 net additions in the quarter, and 123,510 in the first half, leaving the total broadband customer base at 194,220 at the end of June. With one of the highest satisfaction ratings, the service offers the highest average download speed and upload speeds of up to 1.4 Mbps. The broadband portfolio was also enhanced with the launch of mobile broadband during the quarter, which gives customers access to WiFi hotspots from The Cloud and BT Openzone as well as the Telefónica O2’s HSDPA network, which covers 80% of the population.

Revenues in the second quarter grew by 11.1% year-on-year in local currency, a strong performance relative to the market. For the first half, revenues were 3,494 million euros, an increase of 11.8% year-on-year in local currency. Mobile service revenue for the quarter increased 10.0% year-on-year in local currency, driven by continued customer growth and resilient ARPU. For the first half mobile service revenue totalled 3,211 million euros, an increase of 11.4% year-on-year in local currency.
Operating income before depreciation and amortization (OIBDA) for the quarter rose 14.1% year-on-year in local currency, impacted by restructuring charges taken in the second quarter 2007. Excluding these charges, growth was 10.6% in local currency, with lower mobile acquisition costs offset by increased retention spend, along with additional DSL and mobile broadband launching-related costs. For the first half, OIBDA totalled 881 million euros, a growth of 13.7% year-on-year in local currency (+11.8% excluding restructuring charges). OIBDA margin was 26.4% in the quarter, compared to 25.6% in the same quarter in 2007 (stable on a like for like basis2) and for the first half margin was 25.2% (24.8% in the first half 2007, but stable on a like for like basis2), despite stronger commercial activity.
CapEx for the first half amounted to 362 million euros, with operating cash flow (OIBDA-CapEx) amounting to 519 million euros.
TELEFONICA O2 GERMANY
The business traded strongly in the quarter, with mobile net additions of 568,374 customers, a 52.0% increase on the same quarter last year and a 6.0% rise over the previous quarter. In the first half, the mobile customer base grew by 1.1 million (2.1 times vs. the same period last year), taking the total mobile customer base to 13.6 million (+17.5% vs. June 2007). The Tchibo Mobile brand added 35,456 customers in the second quarter, while the Fonic brand added 96,097 customers to end June with a base of 416,436. Partner channels, including HanseNet, Tchibo and Fonic, had a strong quarter and recorded 264,372 mobile net additions, totalling 501,031 additions for the first half of the year.
A total of 292,389 net contract customers were added in the quarter, 53.0% higher than the second quarter 2007 and 42.3% higher than the previous quarter, driven by promotions around O2 branded tariffs such as Genion S/M/L/XL tariffs and “Inklusivpakete” minute bundles, as well as partner branded tariffs, leading to a net gain of 497.900 customers in the first half of the year to reach a contract customer base of 6.7 million (+16.8% year-on-year). Contract customers made up 49.6% of the total mobile base at the end of the first half (49.9% in June 2007), reflecting the growth of the prepay base and the introduction of the new Fonic brand. A total of 275,985 net prepay customers were added during the second quarter, leading to a net gain of 606,468 customers in the first half to end with a prepay base of 6.8 million customers at the end of June (+18.1% year-on-year).
Churn was slightly higher year-on-year in the quarter at 1.8%, mainly driven by prepay, with contract churn broadly stable at 1.4% on the back of higher upgrade activity to retain high value customers. Quarter on quarter, churn rates were stable across segments, leaving the blended churn for the first half of 2008 at 1.7%, a slight improvement over the same period of the previous year.
MoU grew by 8.5% year-on-year in the second quarter to reach 145 minutes in the first half (+11.2% year-on-year), driven by new prepay promotions and flat rate propositions such as Genion L/XL.

[2]	Excluding restructuring charges.

Total ARPU in the quarter was 15.8% lower than the same quarter last year, as a result of the changing customer base mix, customer migrations to new tariffs, market competition and the termination rate cut of nearly 10% in 2007. ARPU trends in the second quarter were broadly similar to the first quarter across segments, leading to a total ARPU of 17.7 euros for the first half, a decline of 14.7% year-on-year. Contract ARPU for the first half was 29.5 euros (-15.1% year-on-year) while prepay ARPU was 6.0 euros, a decline of 10.9% year-on-year.
Data ARPU was 6.5% lower than in the second quarter last year due to the higher number of lower spending prepay users in the base and a shift from SMS to voice usage with the introduction of flat rate voice promotions. For the first half data ARPU was 4.8 euros (-4.7% year-on-year). Non-SMS data revenues grew at 22.5% year-on-year in the first half while SMS volumes grew 12.6% year-on-year.
O2 DSL acquired 40,658 customers during the second quarter to add 90,689 customers in the first half of the year, reaching a total customer base of 165,389. Telefonica Deutschland reported 1.1 million ULL lines in total at the end of June (338,801 lines in June 2007).
Despite the ongoing pricing pressure in the German telco market, revenue growth accelerated in the second quarter vs. the first quarter to 3.8% year-on-year. For the first half, revenues totalled 1,749 million euros, growth of 2.7% year-on-year.
Mobile service revenue for the second quarter was down 1.4% compared to the same period last year, due to the ongoing optimising behaviour of customers which was partially offset by the speed up in customer growth (+17.5% in the first half vs. +16.3% in the first quarter). Over three quarters of contract customers who are likely to migrate to new tariffs have already done so, and the remainder are expected to have moved by the end of the year. For the first half, mobile service revenues totalled 1,407 million euros, down 1.1% year-on-year.
Revenues from wholesale fixed broadband customers increased 52.2% year-on-year in the second quarter to reach 201 million euros in the first half (+45.0% year-on-year).
Operating income before depreciation and amortization (OIBDA) for the second quarter increased 82.3% year-on-year compared to the same period in 2007, which included one-off charges for restructuring (96.5 million euros). On a like for like basis3, OIBDA declined by 8.2% year-on-year, reflecting the significant increase in mobile and DSL customer additions, partly offset by lower staff and administrative costs. OIBDA for the first half totalled 341 million euros, growth of 31.6% year-on-year; while on a like for like basis3 OIBDA declined by 4.1%. OIBDA margin in the second quarter was 19.9%, an increase of almost 1 percentage point over the first quarter, resulting in a first half margin of 19.5% (20.9% in the first half of 2007 on a like for like basis3).
CapEx amounted to 357 million euros for the first half with operating cash flow (OIBDA-CapEx) amounting to -16 million euros for the first half, mainly as a result of the acceleration of the wireless network rollout, which is in line with our network investment plans.
TELEFONICA O2 IRELAND
Telefonica O2 Ireland recorded net additions of 24,620 in the second quarter (-1,082 in the second quarter 2007 and +16,805 in the first quarter of 2008). With 41,425 net additions throughout the first half of the year, the total customer base was 1.7 million customers at the end of June, 3.4% higher than a year ago with the number of mobile broadband customers at 47,814.

[3]	Excluding restructuring charges.

Telefonica O2 Ireland added 18,798 contract customers in the second quarter, 36.0% over the same quarter last year, and 1.1% higher than in the first quarter of 2008, to add 37,395 customers in the first half of the year (+35.0% year-on-year), ending the period with a contract customer base of 592,622, making up 35.1% of the total base at the end of June vs. 31.4% in June 2007. The prepay  customer base  grew  by 5,822 customers  in the  quarter,  a significant  improvement  over  the  second  quarter  last  year  (-14,899) and the first quarter 2008 (-1,792). As a result, prepay net adds for the first half was 4,030 customers to reach 1.1 million at the end of June (-2.1% year-on-year).
Churn showed a quarter on quarter improvement of -0.1 percentage points to reach 2.8% in the first half of the year (-0.4 percentage points year-on-year).
MoU grew 1.6% year-on-year in the first half of 2008 to reach 245 minutes.
Total ARPU in the second quarter was 7.5% lower than in the same period last year, and for the first half was 43.3 euros, a decline of 4.8% year-on-year. Prepay ARPU declined 10.4% year-on-year in the second quarter and for the first half was 26.8 euros, a decline of 7.9% year-on-year. Contract ARPU in the second quarter was 12.0% lower than the same period last year due to the introduction of new customer offers and promotions, and for the first half was 74.6 euros (-10.0% year-on-year).
Data ARPU in the second quarter was 5.4% lower than the same period last year, driven by customer promotions offering unlimited SMS as part of the new better value Experience tariffs (SMS volumes +33.6% year-on-year), and for the first half was 10.9 euros, down 4.2% year-on-year, while non-SMS revenues grew by 38.0% year-on-year in the first half on the back of the increasing mobile broadband base.
Revenues in the second quarter decreased 5.1% compared to the same period last year. For the first half revenues were 469 million euros, a decline of 3.6% compared to last year, due to the lower prepay base and re-fresh of the tariff portfolio to enhance competitiveness. Mobile service revenue for the quarter decreased 4.9% compared to the same period last year, while for the first half declined 2.9% year-on-year to reach 448 million euros.
Operating income before depreciation and amortization (OIBDA) for the second quarter decreased 12.9% year-on-year due to lower revenues and increased investment to regain momentum in the market. Like for like4, OIBDA declined by 15.6% in the second quarter. For the first half OIBDA was 150 million euros, 8.6% lower than the same period last year (-10.1% like for like4). OIBDA margin in the second quarter was 31.7%, while for the first half it was 32.0%.
CapEx for the first half totalled 30 million euros. Operating cash flow (OIBDA-CapEx) for the first half it amounted to 120 million euros.
TELEFONICA O2 CZECH REPUBLIC
At the end of June, the total fixed and mobile accesses of Telefonica O2 Czech Republic, including Slovakia, stood at 8.5 million, an increase of 0.5% year-on-year, as the growth in Czech mobile and broadband accesses offset the losses in the Czech fixed telephony business and the deactivation of inactive customers in Slovakia. The total number of customers currently subscribing to a bundled product in the Czech Republic amounted to 142,565 at the end of June 2008.

[4]	Excluding restructuring charges.

Fixed telephony accesses amounted to 1.9 million at the end of June, a decrease of 12.2% year-on-year, mainly as the result of fixed to mobile substitution. However, the trend in fixed telephony access net losses improved year-on-year from 80,306 in the second quarter last year to 73,568 in the first quarter of 2008 and 57,898 in the second quarter. For the first half, line net losses improved 32.7% year-on-year.
The total number of retail Internet broadband accesses reached 540,372 (+16.6% year-on-year) with 12,928 net customers added in the quarter and 30,983 in the first half. The total number of TV customers increased by 10,745 in the second quarter and by 24,753 in the first half to reach 97,918.
The total number of mobile customers in the Czech Republic increased by 6.0% year-on-year to reach 5.2 million at the end of June, mainly driven by the increase in the contract customer base which reached 2.4 million at the end of June (+14.1% year-on-year) with net additions of 63,577 in the quarter (125,159 in the first half). The prepay customer base was flat year-on-year at 2.8 million. Telefonica O2 Slovakia deactivated additional customers during the quarter due to limited activity levels, resulting in a closing base of 394,673 registered customers at the end of June 2008.
In the Czech Republic, churn reached 1.6% in the first half, stable year-on-year and 0.2 percentage points down quarter on quarter.
MoU in the second quarter grew by 2.4% year-on-year to reach 120 minutes in the first half of 2008 (+4.3% year-on-year), mainly due to the growing number of contract customers and tariffs designed to stimulate traffic.
Total mobile ARPU in the Czech Republic in the second quarter declined 1.1% year-on-year in local currency, reaching 20.5 euros for the first half (+0.4% year-on-year). Contract ARPU in the second quarter declined 6.1% year-on-year in local currency mainly due to the dilution caused by customer migration from the prepay segment. For the first half contract ARPU was 34.0 euros, a decline of 6.1%. Prepay ARPU in the second quarter decreased 3.2% year-on-year in local currency, reaching 9.8 euros in the first half (-1.2% year-on-year). Data ARPU increased by 5.6% year-on-year in local currency to 4.5 euros in the first half as a result of the growth in mobile data customers.
Revenues for Telefonica O2 Czech Republic in the second quarter were 0.6% higher year-on-year than in the same period of 2007 in local currency, leading to a 1.1% year-on-year increase in the first half to reach 1,236 million euros. The Czech mobile business continued to be the key driver, with service revenue growth of 4.1% year-on-year in the second quarter and 5.4% in the first half in local currency. Traditional fixed revenues for the first half fell by 10.3% year-on-year in local currency, with fixed Internet, broadband and TV revenues showing a 8.3% year-on-year growth in local currency.
Operating income before depreciation and amortization (OIBDA) in the second quarter increased 9.1% year-on-year in local currency, mainly due to the gain on the real estate sale offsetting losses in Slovakia. For the first half OIBDA totalled 580 million euros, an increase of 3.2% in local currency year-on-year. On a like for like basis4, OIBDA would have declined by 1.3%, mainly as a result of losses in the Slovak business. OIBDA margin was 49.0% in the second quarter compared to 45.2% in the second quarter 2007, while for the first half margin was 47.0% compared to 46.0% in the first half last year. On a like for like basis5, margin in the first half was 45.2% compared with the 46.2% of the first half of 2007, with the Slovak operation being responsible of close to 3 percentage points margin dilution in the first half of 2008.
Capex amounted to 96 million euros in the first half resulting in an operating cash flow (OIBDA-CapEx) for the first half of 484 million euros.

[5]	Excluding restructuring charges, real estate gains and others.

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
Final Clients Accesses	39,489.9	40,282.9	41,347.0	41,967.5	42,794.3	8.4
Fixed telephony accesses (1)	2,267.2	2,194.9	2,130.0	2,056.5	1,998.1	(11.9)
Internet and data accesses	785.5	795.4	880.0	996.1	1,101.4	40.2
Narrowband	234.1	215.0	202.4	188.7	177.0	(24.4)
Broadband	540.5	572.8	670.3	800.2	917.3	69.7
Other (2)	10.9	7.7	7.3	7.2	7.1	(35.0)
Mobile accesses	36,399.7	37,239.6	38,263.8	38,827.7	39,596.9	8.8
Contract	21,643.9	21,972.2	22,327.7	22,387.7	22,643.0	4.6
Pre-Pay	14,755.8	15,267.3	15,936.1	16,440.0	16,953.9	14.9
Pay TV	37.5	53.0	73.2	87.2	97.9	161.1

Wholesale Accesses (3)	410.8	543.9	706.2	831.3	1,008.1	145.4

Total Accesses	39,900.7	40,826.8	42,053.2	42,798.8	43,802.4	9.8

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Remaining non-broadband final circuits.

(3)	Includes Unbundled Lines by T. Deutschland.

Note:	Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2008	2007	% Chg	2008	2007	% Chg
Revenues	7,006	7,068	(0.9)	3,533	3,534	(0.0)
Internal exp capitalized in fixed assets	86	107	(19.4)	46	50	(8.8)
Operating expenses	(5,202)	(5,379)	(3.3)	(2,600)	(2,721)	(4.5)
Other net operating income (expense)	117	6	N.M.	116	5	N.M.
Gain (loss) on sale of fixed assets	30	1,297	(97.7)	29	1,297	(97.7)
Impairment of goodwill and other assets	(3)	0	C.S.	(3)	0	C.S.
Operating income before D&A (OIBDA)	2,033	3,100	(34.4)	1,121	2,166	(48.2)
OIBDA Margin	29.0%	43.9%	(14.8 p.p. )	31.7%	61.3%	(29.6 p.p. )
Depreciation and amortization	(1,541)	(1,750)	(11.9)	(764)	(832)	(8.2)
Operating income (OI)	492	1,350	(63.5)	358	1,335	(73.2)

Notes:

-	OIBDA and OI before brand fees.

-	Airwave is not consolidated since the second quarter of 2007. The disposal of Airwave generated a capital gain of 1,296 million euros, recorded in the second quarter of 2007.

TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2007			2008
	June	September	December	March	June	% Chg y-o-y
UK
Final Clients Accesses	17,815.4	17,938.0	18,452.8	18,534.7	18,872.0	5.9
Internet and data accesses	30.7	38.4	70.7	131.4	194.2	N.M.
Broadband	30.7	38.4	70.7	131.4	194.2	N.M.
Mobile accesses	17,784.7	17,899.6	18,382.1	18,403.2	18,677.8	5.0
Pre-Pay	11,410.7	11,366.4	11,573.4	11,388.1	11,525.1	1.0
Contract	6,374.1	6,533.2	6,808.7	7,015.1	7,152.7	12.2
Total Accesses	17,815.4	17,938.0	18,452.8	18,534.7	18,872.0	5.9

GERMANY
Final Clients Accesses	11,591.5	12,205.1	12,546.2	13,132.3	13,741.3	18.5
Internet and data accesses	33.7	37.0	74.7	124.7	165.4	N.M.
Broadband	33.7	37.0	74.7	124.7	165.4	N.M.
Mobile accesses	11,557.8	12,168.1	12,471.5	13,007.5	13,575.9	17.5
Pre-Pay	5,792.4	6,175.4	6,235.0	6,565.4	6,841.4	18.1
Contract	5,765.4	5,992.7	6,236.6	6,442.1	6,734.5	16.8
Wholesale Accesses (1)	305.1	435.9	596.0	719.9	897.4	N.M.
Total Accesses	11,896.6	12,641.0	13,142.3	13,852.1	14,638.7	23.0

IRELAND
Mobile accesses	1,631.5	1,632.5	1,646.1	1,662.9	1,687.6	3.4
Pre-Pay	1,118.7	1,098.8	1,090.9	1,089.1	1,094.9	(2.1)
Contract	512.8	533.7	555.2	573.8	592.6	15.6
Total Accesses	1,631.5	1,632.5	1,646.1	1,662.9	1,687.6	3.4

CZECH REPUBLIC
Final Clients Accesses	7,846.6	7,861.1	7,986.8	7,964.8	7,946.3	1.3
Fixed telephony accesses (2)	2,207.2	2,134.6	2,069.2	1,995.6	1,937.7	(12.2)
Internet and data accesses	708.3	706.1	719.1	723.4	724.4	2.3
Narrowband	234.1	215.0	202.4	188.7	177.0	(24.4)
Broadband	463.3	483.5	509.4	527.4	540.4	16.6
Other (3)	10.9	7.7	7.3	7.2	7.1	(35.0)
Mobile accesses	4,893.7	4,967.4	5,125.4	5,158.7	5,186.3	6.0
Pre-Pay	2,816.7	2,806.6	2,881.5	2,853.2	2,817.3	0.0
Contract	2,076.9	2,160.9	2,243.9	2,305.5	2,369.1	14.1
Pay TV	37.5	53.0	73.2	87.2	97.9	N.M.
Wholesale Accesses	105.7	108.0	110.2	111.5	110.7	4.8
Total Accesses	7,952.3	7,969.2	8,097.0	8,076.3	8,057.1	1.3

SLOVAKIA
Mobile accesses	455.0	495.6	565.4	523.1	394.7	(13.3)
Pre-Pay	454.0	475.9	502.4	449.0	319.8	(29.6)
Contract	1.0	19.7	63.0	74.1	74.9	N.M.
Total Accesses	455.0	495.6	565.4	523.1	394.7	(13.3)

(1)	Includes Unbundled Lines by T. Deutschland.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(3)	Retail circuits other than broadband.

TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	2007			2008
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	189	193	197	197	208	10.4
ARPU (EUR)	34.5	35.7	33.9	31.1	30.2	2.0
Pre-Pay	18.2	19.3	18.0	16.2	15.6	0.1
Contract	63.9	64.8	61.0	56.0	53.6	(2.0)
Data ARPU	11.0	11.1	11.1	10.7	10.3	12.1
%non-P2PSMS over data revenues	14.2%	15.2%	15.9%	18.3%	18.2%	4.0 p.p.

TELEFÓNICA O2 GERMANY
MOU (minutes)	133	128	134	147	144	8.5
ARPU (EUR)	20.9	20.8	19.4	17.7	17.6	(15.8)
Pre-Pay	6.7	6.8	6.4	5.9	6.1	(9.1)
Contract	35.2	34.9	32.3	29.7	29.3	(16.8)
Data ARPU	5.1	5.2	5.1	4.9	4.8	(6.5)
%non-P2PSMS over data revenues	25.0%	25.9%	25.7%	28.4%	26.9%	1.9 p.p.

TELEFÓNICA O2 IRELAND
MOU (minutes)	249	250	252	240	250	0.4
ARPU (EUR)	46.7	47.0	45.7	43.4	43.2	(7.5)
Pre-Pay	30.0	29.2	29.0	26.7	26.9	(10.4)
Contract	83.8	84.9	78.8	75.5	73.8	(12.0)
Data ARPU	11.2	11.6	12.4	11.2	10.6	(5.4)
%non-P2PSMS over data revenues	23.4%	26.5%	31.4%	27.5%	30.2%	6.8 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	120	117	122	117	122	2.4
ARPU (EUR)	18.5	19.2	20.5	19.4	21.0	(1.1)
Pre-Pay	8.8	9.1	9.7	8.9	9.8	(3.2)
Contract	32.2	32.6	34.5	32.7	34.7	(6.1)
Data ARPU	3.9	4.0	4.4	4.4	4.5	3.0
%non-P2PSMS over data revenues	42.0%	45.0%	42.0%	43.0%	44.0%	2.0 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Note:	MoU and ARPU calculated as monthly quarterly average.

TELEFÓNICA EUROPE
SELECTED OPERATING DATA MOBILE BUSINESS BY COUNTRIES
Unaudited figures

	January - June
	2008	2007	% Chg y-o-y Local Cur
TELEFÓNICA O2 UK
MOU (minutes)	203	184	10.2
ARPU (EUR)	30.6	33.9	3.7
Pre-Pay	15.9	17.6	3.6
Contract	54.8	63.5	(1.0)
Data ARPU	10.5	10.9	10.8
%non-P2PSMS over data revenues	18.2%	14.0%	4.3 p.p.

TELEFÓNICA O2 GERMANY
MOU (minutes)	145	131	11.2
ARPU (EUR)	17.7	20.7	(14.7)
Pre-Pay	6.0	6.8	(10.9)
Contract	29.5	34.7	(15.1)
Data ARPU	4.8	5.1	(4.7)
%non-P2PSMS over data revenues	27.6%	24.9%	2.7 p.p.

TELEFÓNICA O2 IRELAND
MOU (minutes)	245	241	1.6
ARPU (EUR)	43.3	45.4	(4.8)
Pre-Pay	26.8	29.1	(7.9)
Contract	74.6	82.9	(10.0)
Data ARPU	10.9	11.4	(4.2)
%non-P2PSMS over data revenues	30.2%	21.7%	8.5 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
MOU (minutes)	120	115	4.3
ARPU (EUR)	20.5	18.3	0.4
Pre-Pay	9.5	8.6	(1.2)
Contract	34.0	32.5	(6.1)
Data ARPU	4.5	3.8	5.6
%non-P2PSMS over data revenues	44.0%	42.0%	2.0 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Note:	MoU and ARPU calculated as monthly H1 average.

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June				April - June
	2008	2007	% Chg	% Chg Local Cur	2008	2007	% Chg	% Chg Local Cur
TELEFÓNICA O2 UK
Revenues	3,494	3,587	(2.6)	11.8	1,740	1,828	(4.8)	11.1
OIBDA	881	890	(1.0)	13.7	459	468	(2.1)	14.1
OIBDA margin	25.2%	24.8%	0.4 p.p.		26.4%	25.6%	0.7 p.p.
CapEx	362	363	(0.4)	14.3	169	182	(7.3)	8.5
OpCF (OIBDA-CapEx)	519	527	(1.4)	13.2	289	286	1.3	17.7

TELEFÓNICA O2 GERMANY
Revenues	1,749	1,703	2.7	2.7	894	861	3.8	3.8
OIBDA	341	259	31.6	31.6	178	98	82.3	82.3
OIBDA margin	19.5%	15.2%	4.3 p.p.		19.9%	11.4%	8.6 p.p.
CapEx	357	406	(12.0)	(12.0)	221	203	8.7	8.7
OpCF (OIBDA-CapEx)	(16)	(147)	(88.9)	(88.9)	(42)	(105)	(59.8)	(59.8)

TELEFÓNICA O2 IRELAND
Revenues	469	487	(3.6)	(3.6)	237	249	(5.1)	(5.1)
OIBDA	150	164	(8.6)	(8.6)	75	86	(12.9)	(12.9)
OIBDA margin	32.0%	33.7%	(1.7 p.p. )		31.7%	34.5%	(2.8 p.p. )
CapEx	30	63	(51.8)	(51.8)	14	13	6.7	6.7
OpCF (OIBDA-CapEx)	120	102	18.1	18.1	61	73	(16.4)	(16.4)

TELEFONICA O2 CZECH REPUBLIC
Revenues	1,236	1,095	12.9	1.1	636	556	14.4	0.6
OIBDA	580	504	15.2	3.2	312	252	23.9	9.1
OIBDA margin	47.0%	46.0%	0.9 p.p.		49.0%	45.2%	3.8 p.p.
CapEx	96	98	(1.8)	(12.1)	65	69	(6.3)	(16.8)
OpCF (OIBDA-CapEx)	484	406	19.3	6.9	247	183	35.3	18.8

Note:	OIBDA before brand fee.

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
Revenues totalled 629 million euros at the end of the first half of 2008, an increase of 11.4% on the same period a year earlier, after growing by 10.9% year-on-year in the second quarter. Revenue growth was underpinned by the increase in activity at the main Atento Group customers, especially in Brazil, Mexico, Peru and Chile, which more than offsets the decline in activity in Spain due to the impact of delocalisation.
In Brazil there was an increase in activity with Telefónica, Vivo and the financial sector; in Mexico, with BBVA (Financia and Telecobranza) and new customers (AMEX, HSBC, Merck, Fonacot); in Peru, from direct salesforce services; and in Chile, from Movistar.
The percentage of revenues generated by multisector customers (non-Telefónica Group) stood at 53% in June 2008. Regarding the geographical distribution of revenues, Brazil was the largest contributor with 46% of total revenues (40% one year ago), ahead of Spain with 19% (24% in the first half of 2007) and Mexico with 12%, unchanged year-on-year.
Operating income before depreciation and amortisation (OIBDA) grew 16.4% year-on-year in the second quarter and 8.1% in the first half to 79 million euros. Operating expenses increased by 12.0% year-on-year in the first half due to higher occupation, maintenance, infrastructure leasing and administrative costs, along with higher personnel expenses. The OIBDA margin of the quarter stood at 13.5% (+0.6 percentage points year-on-year) and at 12.6% for the half-year, slightly lower than the margin in January-June 2007 (13.0%).
First-half CapEx totalled 17 million euros and was mainly earmarked for the construction of new platforms (Chile, Morocco and Peru), centre refurbishment and equipment purchasing (Brazil and Mexico). The Atento Group’s operating cash flow (OIBDA-CapEx) in the first six months of 2008 period stood at 62 million euros.
The Atento Group ended June 2008 with 57,698 positions in place, 12.7% more than in June 2007. The average number of occupied positions in the first half of the year stood at 52,008.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June				April - June
	2008	2007	% Chg		2008	2007	% Chg
Revenues	629	565	11.4		325	293	10.9
Internal exp capitalized in fixed assets	0	0	N.M.		0	0	N.M.
Operating expenses	(551)	(492)	12.0		(282)	(256)	10.2
Other net operating income (expense)	1	0	N.M.		1	0	N.M.
Gain (loss) on sale of fixed assets	(0)	0	C.S.		(0)	0	C.S.
Operating income before D&A (OIBDA)	79	73	8.1		44	38	16.4
OIBDA Margin	12.6%	13.0%	(0.4 p.p.	)	13.5%	12.8%	0.6 p.p.
Depreciation and amortization	(16)	(15)	9.1		(8)	(7)	7.6
Operating income (OI)	63	59	7.8		36	30	18.5

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 31st, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer